Analyst Coverage

Institution	Analyst
Actinver	Ramón Ortiz
Bank of America	Rogerio Araujo
Barclays	Pablo Monsivais
Bradesco	Andre Ferreira
BBVA	Pablo Peregrina
BTG Pactual	Lucas Marquiori
Citi	Filipe Nielsen
Deutsche Bank	Michael Linenberg
Evercore	Duane Pfennigwerth
Goldman Sachs	Bruno Amorim
HSBC	Cenk Orçan
Kapital	Guillermo Quechol
ITAÚ	Pablo Ricalde
J.P.Morgan Morgan Stanley	Guilherme Mendes Jens Spiess
Santander	Abraham Fuentes
Punto Casa de Bolsa	Eduardo Caballero
UBS	Alberto Valerio

1

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Annex - Financial derivate instruments

1)	Management’s discussion about derivative financial instrument policies explaining whether these policies allow them to be used only for hedging or other purposes such as trading.

The Company´s activities are exposed to different financial risks resulting from exogenous variables that are not under its control, but whose effects can be potentially adverse. The Company’s global risk management program is focused on existing uncertainty in the financial markets and is intended to minimize potential adverse effects on net earnings and working capital requirements. Volaris uses derivative financial instruments to mitigate part of these risks and does not acquire financial derivative instruments for speculative or trading purposes.

The Company has a Risk Management team which identifies and evaluates the exposure to different financial risks, it is also in charge of designing strategies to mitigate them. Accordingly, it has a Hedging Policy in place and procedures related thereto, on which those strategies are based. All policies, procedures and strategies are approved by different administrative entities based on the Corporate Governance.

The Hedging Policy, as well as its processes are approved by different administrative entities according to the Corporate Governance. The Hedging Policy establishes that derivative financial instrument transactions will be approved and implemented/monitored by certain committees. Compliance with the Hedging Policy and its procedures are subject to internal and external audits as well as a Corporate Governance.

The Hedging Policy holds a conservative position regarding derivative financial instruments, since it only allows the company to enter positions that are correlated with the primary position to be hedged (in accordance with International Financial Reporting Standards “IFRS”, under which the Company prepares its financial information). The Company’s objective is to apply hedge accounting treatment to all derivative financial instruments.

Volaris aims to transfer a portion of market risk to its financial counterparties with derivative financial instruments, described as follows:

1.	Fuel price fluctuation risk: Volaris’ contractual agreements with its fuel suppliers are linked to the market price index of the underlying asset; therefore, it is exposed to an increase in such price. Volaris enters into derivative financial instruments to hedge against significant increases in the fuel price. The instruments are traded on over the counter (“OTC”) markets, with approved counterparties and within limits specified on the Hedging Policy. As of the date of this report, Volaris has Asian Call Options on Jet Fuel.
2.	Foreign currency risk: The Company's exposure to foreign currency risk in exchange rates is mainly related to its operating activities (that is, when income or expenses are denominated in another currency other than the functional currency of the Company). The majority of this exposure is related to payments and / or denominated in Mexican pesos. As of the date of presentation of this report, Volaris does not have foreign exchange derivative financial instruments.
3.	Interest rate variation risk: The Company’s exposure to the risk of changes in market interest rates is related primarily to the Company’s debt obligations and operating lease with floating interest rates. The Company enters into derivative financial instruments in order to hedge a portion of such exposure, for which it uses interest rate swaps and options. These instruments are recognized as hedge accounting within the caption of the primary hedged position. As of the date of this report, the Company holds interest rate CAPs with TIIE 28 as underlying for the Asset Backed Trust Notes.

Derivative financial instruments may require the granting of certain amounts as collateral over the portion of the loss not settled before maturity. The amount of collateral delivered in pledge, is recorded as part of “guarantee deposits”. It is assessed, reviewed and adjusted accordingly daily based on the fair value of the derivative financial instrument position.

Trading markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To minimize counterparty risk, the Company enters ISDAs with counterparties with recognized financial capacity; therefore, significant risks of default on any of them are not foreseen. As of December 31st, 2025, the Company has 8 ISDAs in place with different financial institutions and Asian Call Options were registered during the fourth quarter of 2025.

2

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

The Company only operates with financial counterparties with which it has an ISDA contract, except for the Asset Backed Trust Notes CAPs. Those agreements have a Credit Support Annex ("CSA") section, which sets credit conditions and guidelines for margin calls that are stipulated therein, including minimum amounts and rounding off. The contracting of derivative financial instruments is distributed among the different counterparties with the purpose of avoiding that their exposure falls on a single counterparty and making more efficient the use of the financial conditions of the different CSA, thus minimizing the potential margin calls.

2)	Generic description of the valuation techniques, distinguishing instruments that are valued at cost or fair value, as well as valuation methods and techniques.

The designation of calculation agents is documented at the ISDAs whereby Volaris operates. The Company uses the valuations provided by the financial institutions of each derivative financial instrument. That fair value is compared with internally developed valuation techniques which use valid and recognized methodologies through which the fair value of derivative financial instruments is estimated based on the prices and variables quoted in the market of the assets of reference using Bloomberg as the main source of information.

In accordance with International Financial Reporting Standards ("IFRS"), the Company elaborates its financial statements; Volaris performs prospective effectiveness tests, as well as hedging records in which derivative financial instruments are classified in accordance with the type of underlying asset (monitored and updated constantly). As of the date of presentation of this report, all the Company's derivative financial instruments are considered effective and therefore classified to be recorded under hedge accounting assumptions.

3)	Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments.

The contracting of derivative financial instruments is distributed among the various counterparties with which the Company has signed a CSA, with the purpose of making the use of financial conditions more efficient; with the above, it manages to avoid that the exposure falls on a single counterparty. In the same way, different instruments and maturities are used to minimize potential margin calls. If the measures mentioned before were not sufficient, the Company has internal resources to meet the requirements related to derivative financial instruments.

4)	Explanation of changes in exposure to the main risks identified and in managing them, as well as contingencies and events known or expected by management that can affect future reports.

The activities of the Company are exposed to different financial risks, among which the risk of fluctuations in the price of fuel, the risk of fluctuations in exchange rates and the risk of variations in market interest rates stand out. During the fourth quarter of 2025, there was no evidence of significant changes that could modify the exposure to the risks described above, a situation that can change in the future.

5)	Quantitative information

As of the date of this report, all the derivative financial instruments held by the Company qualified as hedge accounting; for this reason, the changes in their fair value will only be the result of changes in the price levels of the underlying asset, and it will not modify the objective of the hedge for which it was initially entered for.

3

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements, which include the condensed consolidated statements of financial position as of December 31, 2025 (unaudited) and December 31, 2024 (audited) and the condensed consolidated statements of operations, comprehensive income, for the three and twelve-months period ended December 31, 2025 and 2024 (unaudited), changes in equity and cash flows for the twelve-months period ended December 31, 2025 (unaudited), and 2024 (audited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies as in preparing the annual financial statements, with the exceptions explained below.

The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2025 and 2024 (audited).

Items included in the unaudited condensed consolidated interim financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“functional currency”). The functional currency of Company and its subsidiary Concesionaria is the US dollar. The presentation currency of the Company’s unaudited condensed consolidated interim financial statements is the US dollar. All values in the unaudited condensed consolidated interim financial statements are rounded to the nearest thousand (US$000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these financial statements and has provided comparative information for the previous period.

Basis of measurement and presentation

The accompanying unaudited condensed consolidated interim financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value.

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying unaudited condensed consolidated interim financial statements and notes. Actual results could differ from those estimates.

Presentation currency and definition of terms

The consolidated financial statements and the accompanying notes are presented in U.S. dollars, except when specific reference is made to a different currency. When reference is made to U.S. dollars or “$” it means dollars of the United States. All amounts in the consolidated financial statements and the accompanying notes are stated in thousands, except when references are made to earnings or loss per share and/or prices per share. When reference is made to “Ps” or “pesos”, it means Mexican pesos. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the consolidated financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable

a) Basis of consolidation

The accompanying unaudited condensed consolidated interim financial statements comprise the financial statements of the Company and its subsidiaries. On December 31, 2025 (unaudited) and December 31, 2024 (audited), for accounting purposes the companies included in the unaudited condensed consolidated interim financial statements are as follows:

4

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Name	Principal Activities	Country	% Equity interest
			December 31, 2025	December 31, 2024
Concesionaria Vuela Compañía de Aviación S.A. P. I. de C.V.	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) (1)	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V. (“Comercializadora”) (5)	Loyalty Program	Mexico	100%	100%
Servicios Earhart, S.A. (1)	Rendering specialized services to its affiliates	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V.	Rendering specialized services to its affiliates	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Comercializadora V Frecuenta”) (1)	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%
Guatemala Dispatch Service, S.A., (“GDS, S.A.”)	Aeronautical Technical Services	Guatemala	100%	100%
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset backed securities trustor and administrator	Mexico	100%	100%
Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, Fideicomiso CIB/3853 (6)	Pre-delivery payments financing	Mexico	100%	100%
Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, Fideicomiso CIB/3855 (6)	Pre-delivery payments financing	Mexico	100%	100%
Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, Fideicomiso CIB/3866 (6)	Pre-delivery payments financing	Mexico	100%	100%
Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, Fideicomiso CIB/3867 (6)	Pre-delivery payments financing	Mexico	100%	100%
Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, Fideicomiso CIB/3921 (6)	Pre-delivery payments financing	Mexico	100%	100%
Bank of Utah, Trust N503VL (2)	Aircraft administration trust	United States	-	100%
Bank of Utah, Trust N504VL (3)	Aircraft administration trust	United States	-	100%
Bank of Utah, Trust N508VL (4)	Aircraft administration trust	United States	100%	-
Bank of Utah, Trust N522VL (7)	Aircraft administration trust	United States	100%	-

(1)	The Company has not started operations.
(2)	The trust was terminated on March 14, 2025.
(3)	The trust was terminated on April 8, 2025.
(4)	The trust was established effective January 27, 2025.
(5)	On July 16, 2025, the Company launched its new loyalty program “altitude”
(6)	Effect from September 2, 2025, Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, assumed all rights and obligations of CIBanco, S.A., Institución de Banca Múltiple.
(7)	The trust was established effective October 1, 2025.

Consolidation by control

Name	Principal Activities	Country

North Star Financing Limited (1)	Private company limited by shares	Ireland
North Star Thrust DAC (2)	Designated activity company	Ireland

(1)	As of December 31, 2025, the Company does not hold an ownership interest in North Star Financing Limited. However, management has concluded that the Company exercises control over the entity in accordance with IFRS 10 Consolidated Financial Statements. North Star Financing Limited, a private company limited by shares, was incorporated on December 19, 2024.
(2)	As of December 31, 2025, the Company does not hold an ownership interest in North Star Thrust DAC. However, management has concluded that the Company exercises control over the entity in accordance with IFRS 10 Consolidated Financial Statements. North Star Thrust DAC, a designated activity company, was incorporated on August 29, 2025.

5

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

(i)	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee).

(ii)	Exposure, or rights, to variable returns from its involvement with the investee.

(iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i)	The contractual arrangement with the other vote holders of the investee.

(ii)	Rights arising from other contractual arrangements, and

(iii)	The Company’s voting rights and potential voting rights.

The Company re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated completely on consolidation in the consolidated financial statements.

On consolidation, the assets and liabilities of foreign operations are translated into U.S. dollar at the exchange rates prevailing at the reporting date and their statements of profit or loss are translated at the average exchange rates prevailing at the time. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

b)	Revenue recognition

Passenger revenues

Revenues from the air transportation of passengers are recognized when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as contract liabilities under the caption “unearned transportation revenue” and, once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenue and the unearned transportation revenue is reduced by the same amount. All the Company’s tickets are non-refundable; however, certain tickets may be changed upon a payment of a fee.

6

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

The most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) other passenger revenues. Other passenger services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes and charters. They are recognized as revenue when the obligation of passenger transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel.

The Company also classifies as other passenger revenue “V Club” and other similar services, which are recognized as revenue over time when the service is provided.

The Company through one of its subsidiaries, sells certain tickets connecting flights with one or more segments operated by its other airline partner. For segments operated, the Company´s subsidiary has determined that it is acting as an agent on behalf of the other airline as is responsible for its portion of the air contract (i.e., transportation of the passenger). When the Company´s subsidiary, act as the agent, recognizes revenue within passenger revenues at the time of the flight, for the net amount retained by any segments flown by its other airline.

Non-passenger revenues

The most significant non-passenger revenues include: (i) revenues from other non-passenger services described below and (ii) cargo services.

Revenues from other non-passenger services mainly include but are not limited to commissions charged to third parties for the sale of services and other services. These as well as cargo services, are recognized as revenue at the time the service is provided.

The Company also evaluates, in each new transaction where applicable, the principal versus agent considerations concerning certain non-air travel service arrangements with third-party providers. When the Company determines that the underlying services are provided through third parties who are primarily responsible for providing the services, revenue for these specific non-air travel services is presented on a net basis (agent).

Code-share agreement

On January 16, 2018, the Company and Frontier entered into a code-share operations agreement, which started operations in September 2018.

Through this alliance, the Company´s customers gain access to additional cities in the U.S. beyond the current available destinations as the Company’s customers are able to buy a ticket throughout any of Frontier’s actual destinations; and Frontier customers gain first-time access to new destinations in Mexico through Volaris presence in Mexican airports.

Code-share tickets can be purchased directly from the Volaris’ website. The airline that provides transportation recognize the revenue when the service is provided to the customer.

Other considerations analyzed as part of revenue from contracts with customers

All services provided by the Company including sales of tickets for future flights, other passenger related services and non-passenger services must be paid through a full cash settlement. The payment of the transaction price is equal to the cash settlement from the client at the sales time (using different payment options like credit or debit cards, paying through a third party or directly at the counter in cash). There is little or no judgment to determine the point in time of the revenue recognition, and the amount of it. Even if mainly all the sales of services are initially recognized as contract liabilities, these transactions do not originate a financing component.

7

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

The cost to obtain a contract is represented by the commissions paid to the travel agencies and the bank commissions charged by the financial institutions for processing electronic transactions. The Company does not incur any additional costs to obtain and fulfill a contract that is eligible for capitalization.

Trade receivables are mainly with financial institutions due to transactions with credit and debit cards, and therefore they are non-interest bearing and are mainly on terms of 24 to 48 hours. The Company has the right of collection at the beginning of the contracts and there are no discounts, payment incentives, bonuses, or other variable considerations after the purchase that could modify the amount of the transaction price.

The Company's tickets are non-refundable. However, in the event that the company cancels a flight due to causes attributable to the airline, the passengers are entitled to either move their flight at no additional cost, receive a refund or obtain a voucher. No revenue is recognized until either the voucher is redeemed, and the associated flight occurs, or the voucher expires. When vouchers issued exceed the amount of the original amount paid by the passenger the excess is recorded as reduction of the operating revenues. All the Company´s revenues related to future services are rendered through an approximate period of 12 months.

Contract with FEMSA

On January 23, 2023, the Company, through its subsidiary Concesionaria, entered into an agreement with Lealtad Mercadotecnia y Conocimientos Agregados, S.A.P.I. de C.V. (the “Supplier”), a subsidiary of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA). Under this contract, Concesionaria became a participating company in a coalition that integrates a Loyalty Program called “Spin Premia®”, established and managed by the Supplier. This Program offers exclusive benefits to its users, allowing them to accumulate and redeem reward points with OXXO and Volaris.

Under the "Spin Premia" agreement customers participating in this program are entitled to accumulate or redeem points when they purchase goods or use services with any of the companies that are part of the coalition.

The points accumulated for services provided by the Company are recorded as a reduction in revenues. The points redeemed for the Company's services are recorded as deferred revenue until the time when the service is provided, or the points expire. The value of points is determined according to contractual conditions between the Company and FEMSA.

On June 30, 2025, the Company, through its subsidiary Concesionaria, terminated its coalition agreement with Lealtad Mercadotecnia y Conocimientos Agregados, S.A.P.I. de C.V.

c)	Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits, short-term deposits on demand and highly liquid investments with maturities close to three-months from the original purchase date, established in the agreements. For the purposes of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

Management performs an assessment of the cash transactions carried out by the Company, for available cash and investment activities. These transactions are classified based on the results of this assessment.

The Company has agreements with financial institutions counterparties that process customer credit card transactions for the sale of air travel and other services. These credit card processing agreements do not have significant cash reserve requirements.

The Company establishes cash reserves as required by a debt agreement; however, these reserves remain available for withdraw.

8

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

d)	Short-term investments

Short-term investments consist of fixed-term bank deposits with a maturity from the original purchase date, established in the negotiation and the days stipulated in the agreements.

e)	Financial instruments initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity.

i) Financial assets

Initial recognition

Classification of financial assets and initial recognition

The Company determines the classification and measurement of financial assets, in accordance with the categories in IFRS 9 “Financial Instruments”, which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

Financial assets include those carried at fair value through profit and losses (“FVTPL”), whose objective to hold them is for trading purposes (short-term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset. All the Company’s financial assets are initially recognized at fair value, including derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.

2.	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.

3.	Financial assets at fair value through other comprehensive income (“OCI”) with recycling of cumulative gains and losses.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

b)	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or when the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

9

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

ii) Impairment of financial assets

The Company assesses at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is credit - impaired. A financial asset is credit- impaired when one or more events have occurred since the initial recognition of an asset (an incurred ‘loss event’), that has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Evidence that a financial asset is credit - impaired may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in receivable, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For trade receivables, the Company applies a simplified approach in calculating Expected Credit Losses (ECLs). Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, including loans and borrowings, accounts payables to suppliers, unearned transportation revenue, other accounts payable and financial instruments.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at amortized cost

Accounts payable, are subsequently measured at amortized cost and do not bear interest or result in gains and losses due to their short-term nature.

Loans and borrowings are the category most relevant to the Company. After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the Effective Interest Rate method (EIR). Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on issuance and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations. This amortized cost category generally applies to interest-bearing loans and borrowings.

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities under the fair value option, which are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 “Financial Instruments”.

10

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability.

The difference in the respective carrying amounts is recognized in the consolidated statements of operations.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statements of financial position if there is:

(i)	A currently enforceable legal right to offset the recognized amounts, and

(ii)	An intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

f)	Other accounts receivable

Other accounts receivable are comprised primarily of credit card transactions related to ticket sales. These accounts are measured at cost, less the allowances recognized for credit losses, which approximate their fair value due to their short-term nature.

g)	Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value, which ever less. The cost is determined based on the method of specific identification and expensed when used in operations. The Company recognizes the necessary estimates for decreases in the value of its inventories due to impairment, obsolescence, slow movement and causes that indicate that the use or realization of the aircraft spare parts and flight equipment accessories that are part of the inventory will be less than recorded value. The cost of inventories is determined based on the specific identification method and is recorded as an expense as it is used in operations.

h)	Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately measured at cost and amortized over the period in which it will generate benefits on a straight-line basis. The Company annually reviews the estimated useful lives and residual values of intangible assets. All changes resulting from this analysis are recognized prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future, typically extending no more than five years. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

Software

Acquired computer software licenses are capitalized on the basis of cost incurred to acquire, implement and bring the software into use. Costs associated with maintaining computer software programs are expensed as incurred. In case of development or improvement to systems that will generate probable future economic benefits, the Company capitalizes software development costs, including directly attributable expenditures on materials, labor, and other direct costs.

11

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Acquired software cost is amortized on a straight-line basis over its useful life. Licenses and software rights acquired by the Company have finite useful lives and are amortized on a straight–line basis over the term of the contract. Amortization expense is recognized in the consolidated statements of operations.

i)	Guarantee deposits

Guarantee deposits primarily include aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements.

Deposits for flight equipment maintenance paid to lessors

Certain lease agreements of the Company require the obligation to pay maintenance deposits to aircrafts lessors, in order to guarantee major maintenance work.

These lease agreements establish that maintenance deposits are reimbursable to the Company at the time the major maintenance event is concluded for an amount equal to (i) the maintenance deposit held by the lessor associated with the specific maintenance event or (ii) the qualifying costs related to the specific maintenance event.

Substantially all major maintenance deposits are generally calculated based on the use of leased aircraft and engines, (flight hours or operating cycles).

Maintenance deposits that the Company expects to recover from lessors are presented as security deposits in the consolidated statement of financial position.

According to the term of the lease, in each contract it is evaluated whether major maintenance of the leased aircraft and engines is expected to be carried out. In the event that major maintenance is not expected to be performed on its own account, the deposit is recorded as a variable lease payment, since it represents part of the use of the leased goods and is determined based on time or flight cycles.

When modifications are made to the lease agreements that entail an extension of the lease term, the maintenance deposits, which had been recorded previously as variable lease payments can be converted into recoverable deposits and presented as recoverable assets at, the modification date.

Certain aircraft lease agreements do not require the obligation to pay maintenance deposits in advance to lessors to guarantee important maintenance activities; therefore, the Company does not record or make payments for guarantee deposits with respect to these aircraft. However, some of these lease agreements include the obligation to make additional maintenance payments to lessors at the end of the lease period. These additional maintenance payments cover maintenance events that are not expected to be performed before the termination of the lease; for such agreements, the Company accumulates a liability related to the amount of the costs that will be incurred at the end of the lease, since no maintenance deposits have been made.

j)	Aircraft and engine maintenance

The Company is required to conduct various levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates (utilization).

Fleet maintenance requirements may include preventive maintenance tasks based on manufacturers recommendations, for example, component checks, airframe and systems checks, periodic major maintenance and engine checks.

12

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Aircraft maintenance and repair consists of routine and non-routine tasks, divided mainly into three general categories: (i) routine line maintenance, (ii) major maintenance and (iii) component checks.

(i) Routine line maintenance requirements consist of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily and weekly checks, any diagnostics and routine repairs and any unscheduled maintenance is performed as required. These type of maintenance events are normally performed by in-house trained mechanics and are primarily completed at the main airports that the Company currently serves, supported by sub-contracted companies.

Other maintenance activities are sub-contracted to certified maintenance business partners, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can typically take from six to 12 days to accomplish and are required every 24 or 36 months, such as 24-month checks and C checks. All maintenance costs are expensed as incurred.

(ii) Major maintenance for the aircraft consists of a series of more complex tasks, including structural checks for the airframe.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance, major overhaul and repair is capitalized leasehold improvements to flight equipment and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated time of usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil- AFAC) authorized maintenance intervals and average removal times as recommended by the aircraft and components manufacturers of our fleet.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and recommended manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned events that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

The amortization of deferred maintenance costs is recorded as part of depreciation and amortization in the consolidated statements of operations.

(iii) The Company has a power-by-the hour agreement for component services, which guarantees the availability of aircraft components for the Company’s fleet when they are required. It also provides aircraft components that are included in the redelivery conditions of the contract (hard time) with a fixed price at the time of redelivery. The monthly maintenance cost associated with this agreement is recognized as incurred in the consolidated statements of operations.

The Company has an engine flight hour agreement (repair agreement), that guarantees a cost for the engines shop visits, provides miscellaneous engines coverage, supports the cost of foreign objects damage events, ensures protection from annual escalations, and grants credit for certain scrapped components. The cost associated with the miscellaneous engines’ coverage is recorded monthly as incurred in the consolidated statements of operations.

k)	Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture, and equipment, are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Depreciation is calculated based on the cost less the estimated residual value of the assets.

Aircraft spare engines have significant components with different useful lives; therefore, they are accounted for as separate items of spare engine parts (major components).

13

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft. The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

Depreciation rates are as follows:

Annual depreciation rate
Flight equipment	4.0-16.7%
Constructions and improvements	Remaining contractual lease term
Computer equipment	25%
Workshop tools	33.3%
Electric power equipment	10%
Communications equipment	10%
Workshop machinery and equipment	10%
Motorized transport equipment platform	25%
Service carts on board	20%
Office furniture and equipment	10%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event (1)
(1) This period is determined in accordance with usage

The Company reviews annually the useful lives of these assets and any changes are accounted for prospectively.

The Company identified one Cash Generating Unit (CGU), which includes the long-lives assets and the entire fleet, including right-of-use assets and flight equipment. The Company assesses at each reporting date, whether there is objective evidence that long-live assets and entire fleet, including right of use asset and flight equipment are impaired in the CGU. The Company records impairment charges on rotable spare parts, furniture and equipment and right-of-use assets used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using projections of operating results for the near future, typically extending no more than five years. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

l)	Foreign currency transactions and exchange differences

The Company’s consolidated financial statements are presented in U.S. dollars, which is the functional currency of the parent company and its main subsidiaries. For each subsidiary, the Company determines the functional currency and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”).

The financial statements of foreign operations prepared under IFRS and denominated in their respective local currencies different from its functional currency are remeasured into their functional currency as follows:

·	Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.

·	All monetary assets and liabilities are translated into the functional currency at the exchange rate at the consolidated statements of financial position reporting date.

·	All non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

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VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

·	Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made, and the profits were generated.

·	Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

Any differences resulting from the remeasurement into the respective functional currency are recognized in the consolidated statements of operations.

Assets and liabilities from foreign operation are converted from the functional currency to the presentation currency at the exchange rate on the reporting date; revenues and expenses are translated at each month during the year at the monthly average exchange rate.

Foreign currency differences arising on translation into the presentation currency are recognized in OCI.

m)	Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

n)	Employee benefits

i) Personnel vacations

The Company and its subsidiaries in Mexico and Central America recognize a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii) Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a) When it can no longer withdraw the offer of those benefits; and

b) When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits.

The Company is demonstrably committed to a termination when, and only when, it has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

iii) Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to the employees which rendered services to its Mexican subsidiaries under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

The latest actuarial computation was prepared as of December 31, 2025. Remeasurement of the net defined benefit liability arising from actuarial gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

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VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds, less the fair value of plan assets out of which the obligations are to be settled.

For entities in Costa Rica, Guatemala and El Salvador there is no obligation to pay seniority premium, these countries have Post- Employee Benefits.

iv) Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

The Company has a short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19. A provision is recognized based on the estimated amount of the incentive payment.

v) Long-term incentive plan (“LTIP”) and long-term retention plan (LTRP)

The Company has adopted a Long-term incentive plan (“LTIP”). This plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash settled), and therefore accounted under IFRS 2 “Share based payment”.

The Company measures the cost of its equity-settled transactions at fair value at the date the equity benefits are conditionally granted to employees. The cost of equity-settled transactions is recognized in the consolidated statements of operations, together with a corresponding increase in treasury shares, over the period in which the performance and/or service conditions are fulfilled.

During 2024 and 2023, the Company approved a new long-term retention plan (“LTRP”), which consisted in a purchase plan (equity-settled). This plan does not include cash compensation granted through appreciation rights on the Company’s shares. The retention plans granted in previous periods will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

a) Share-based payments

LTIP

- Share purchase plan (equity-settled)

 Certain key employees of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the required service period.

b) SARs plan (share appreciation rights - cash settled)

The Company granted SARs to key employees, which entitle them to a cash payment after a service period.

The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statements of operations under the caption of salaries and benefits, over the required service period.

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VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

The cost of the SARs plan is measured initially at fair value at the grant date. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. Similar to the equity settled awards described above, the valuation of cash settled award also requires using similar inputs, as appropriate.

b) Management incentive plan (“MIP”)

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key executives, this plan was named MIP II. In accordance with this plan, the Company granted SARs to key executives, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statements of operations under the caption of salaries and benefits, over the required service period.

c) Board of Directors Incentive Plan (BoDIP)

Certain members of the Board of Directors of the Company receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Share based payment”.

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP”, for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a five-year period, which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

In April 2023, the Company's Annual General Shareholders' Meeting modified the terms of the BoDIP so that starting in 2023 certain members of the Board of Directors receive additional benefits through a stock-based plan. which has been classified as an equity-settled (share-based payment). The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which it was granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the required service period.

vi) Employee profit sharing

The Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. The Mexican Federal Labor Law (“MFLL”) establishes a limit for employee profit sharing payment, up to three-months of the employee´s current salary or the average employee profit sharing received by the employee in the previous three years.

Subsidiaries in Central America do not have such profit-sharing benefit, as it is not required by local regulations.

o)	Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities for payments to be made under the lease term and right-of-use assets representing the right to use the underlying assets.

17

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

i.	Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset to the condition required by the terms and conditions of the lease, and lease payments made at or before the commencement date, less any lease incentives received.

Components of the right-of-use assets are depreciated on a straight-line basis over the shorter of the remining lease term and the estimated useful lives of the assets, as follows:

Aircraft	up to 19 years
Spare engines	up to 21 years
Buildings leases	up to ten years
Maintenance component	up to eight years

ii.	Lease Liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right of use assets or is recorded in profit or loss if the company purchased the underlying asset.

The short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

As of December 31, 2025 and 2024, there were no impairment charges recorded in relation to the right-of-use assets.

iii.	Sale and leaseback

The Company enters into agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company.

The Company measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the seller-lessee. Accordingly, the Company recognizes in the consolidated statements of operations only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the fair value of the consideration for the sale of an asset does not equal the fair value of the asset, or if the payments for the lease are not at market rates, then the Company adjusts the difference to measure the sale proceeds at fair value and accounts for any below-market terms as a prepayment of lease payments and any above market terms as additional financing provided by the buyer-lessor to the seller-lessee.

18

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

First, the sale and leaseback transactions are analyzed within the scope of IFRS 15 - Revenue from Contracts with Customers, in order to verify whether the performance obligation has been satisfied and, therefore, are accounted for the sale of the asset. If this requirement is not met, then the transaction constitutes a failed sale and leaseback and is accounted for as financing transaction. If the requirements related to the performance obligation established in IFRS 15 are met, the Company measures an asset for right of use that arises from the sale transaction with subsequent lease in proportion to the book value of the asset related to the right-of-use assets retained by the Company. Consequently, only the gains or losses related to the rights transferred to the lessor-buyer are recognized.

p)	Return obligations

The aircraft and engine lease agreements of the Company require specific return conditions, which are described as follows:

a) Modifications to the underlying asset to meet the conditions stipulated in the lease agreement, typically related to aircraft standardization and painting which can be reasonably estimated at the beginning of the lease agreement. These costs are initially recognized at present value as part of the cost of right-of-use assets.

b) Aircraft components (airframe, APU and landing gears) and engines (overhaul and limited life parts) must be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated, and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized as a component of variable lease expenses and the provision is remeasured and included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to aircraft components and engines using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. This provision is made in relation to the present value of the expected future costs of meeting the return conditions.

q)	Other taxes and fees payable

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and to remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets but are not included in passenger revenue. The Company records liability when payment is received from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

r)	Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in equity is recognized in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income tax liabilities are recognized for all taxable temporary differences, except, in respect of taxable temporary differences associated with investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

19

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Deferred income tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized, except, in respect of deductible temporary differences associated with investments in subsidiaries deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

The Company considers the following criteria in assessing the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized: (a) whether the entity has sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the unused tax losses or unused tax credits can be utilized before they expire; (b) whether it is probable that the Company will have taxable profits before the unused tax losses or unused tax credits expire; (c) whether the unused tax losses result from identifiable causes which are unlikely to recur; and (d) whether tax planning opportunities are available to the Company that will create taxable profit in the period in which the unused tax losses or unused tax credits can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction in OCI.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Income taxes are computed based on tax laws approved in Mexico, Costa Rica, Guatemala and El Salvador at the date of the consolidated statements of financial position.

The IFRIC Interpretation 23 “Uncertainty over Income Tax Treatment” addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 “Income Taxes”. It does not apply to taxes or levies outside the scope of IAS 12 “Income Taxes”, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

·	Whether an entity considers uncertain tax treatments separately.

·	The assumptions an entity makes about the examination of tax treatments by taxation authorities.

·	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

·	How an entity considers changes in facts and circumstances.

The Company determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

20

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

The Company applies significant judgement in identifying uncertainties over income tax treatments. Since the Company operates in a complex multinational environment, it continually assess whether the interpretation has an impact on its consolidated financial statements.

Upon adoption of the Interpretation, the Company has considered whether it has any uncertain tax positions, particularly those relating to transfer pricing. The Company’s and the subsidiaries’ tax filings in different jurisdictions include deductions related to transfer pricing and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance and transfer pricing studies, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

As of December 31, 2025 and 2024, the IFRIC Interpretation 23 did not have an impact on the consolidated financial statements of the Company.

s)	Derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments.

In accordance with IFRS 9, derivative financial instruments are recognized in the consolidated statements of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, as well as the risk management objective and strategy for undertaking the hedge. The documentation of the hedging records includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s).

Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the cash flow hedge (CFH) accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings in the statements of operations. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings. As of December 31, 2025 and 2024, the Company did not recognize an ineffective portion with respect to derivative financial instruments.

The realized gain or loss of derivative financial instruments that qualify as CFH are recorded in the same caption of the hedged item in the consolidated statements of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9, which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in earnings when the hedged items also are recognized in earnings.

t)	Financial instruments – Disclosures

IFRS 7 (“Financial Instruments – Disclosures”) requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements.

21

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

u)	Treasury shares

The Company’s equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of treasury shares. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital. Share-based payment options exercised during the reporting period were settled with treasury shares.

v)	Operating segments

Management of Controladora monitors the Company as a single business unit that provides air transportation and related services, accordingly it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America, Central America and South America).

w)	Current versus non-current classification

The Company presents assets and liabilities in the consolidated statements of financial position based on current/non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in normal operating cycle, (ii) expected to be realized within twelve-months after the reporting period, or, (iii) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve-months after the reporting period. All other assets are classified as non-current.

A liability is current when: (i) it is expected to be settled in normal operating cycle, (ii) it is due to be settled within twelve-months after the reporting period, or, (iii) there is no unconditional right to defer the settlement of the liability for at least twelve-months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

22

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to Condensed Consolidated Financial Statements

As of December 31, 2025 and 2024

(In thousands of U.S. dollars, except when indicated otherwise)

Description of the business and summary of material accounting policy information

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora”) was incorporated in Mexico in accordance with the laws of Mexico on October 27, 2005. These consolidated financial statements comprise the Controladora and its subsidiaries (together referred to as the “Company”).

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico City, Mexico, 01210.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Infrastructure, Communications and Transportation Ministry (Secretaría de Infraestructura, Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years. On February 24, 2020, Concesionaria’s concession was extended for a 20-year term starting on May 9, 2020.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. Concesionaria operates under the trade name of “Volaris”. On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013, its shares started trading under the ticker symbol “VLRS” and “VOLAR”, respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

On December 11, 2020, the Company announced the closing of an upsized primary follow-on equity offering in which the Company offered 134,000,000 of its Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, at a price to the public of US$11.25 per ADS in the United States and other countries outside of Mexico, pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). In connection with the offering, the underwriters exercised their option to purchase up to 20,100,000 additional CPOs in the form of ADSs. Each ADS represents 10 CPOs and each CPO represents a financial interest in one Series A share of common stock of the Company.

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rica Civil Aviation Authority an Air Operator Certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years. On December 20, 2021, Volaris Costa Rica´s Air Operator Certificate was renewed, modified and extended for an additional 15- years term. Volaris Costa Rica started operations on December 1, 2016.

23

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

On August 25, 2021, the Company through its subsidiary Vuela El Salvador, S.A. de C.V. (“Volaris El Salvador”) obtained from the El Salvadorian Civil Aviation Authority an Operation Permit, for scheduled and non-scheduled international public air transportation services for passengers, cargo and mail valid until May 30, 2024. On May 28, 2024, Volaris El Salvador’s Operation Permit was renewed, modified and extended for an additional 5-years term. Volaris El Salvador started operations on September 15, 2021.

On October 13, 2021, Concesionaria, completed the issuance of fifteen million (15,000,000) of asset backed trust notes (certificados bursátiles fiduciarios) (the “Trust Notes”) issued under the ticker VOLARCB 21L for an amount of Ps.1.5 billion Mexican pesos (US$72.1 million, based on an exchange rate of Ps.20.80 to US$1 on October 13, 2021), issued by CIBanco, S.A., Institución de Banca Múltiple (now, Banco Multiva, S.A., Institución de Banca Múltiple, Grupo financiero Multiva “Multiva”(1)) , acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria, in the second offering under the program authorized by the Mexican National Banking and Securities Commission for an amount of up to Ps.3.0 billion (three billion pesos 00/100 national currency) (US$144.2 million, based on an exchange rate of Ps.20.80 to US$1 on October 13, 2021). The Trust Notes comply with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA) and has Sustainability Objectives (SPT) for the Key Performance Indicator (KPI), to reduce carbon dioxide emissions from Volaris´ operations, measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015. This offering incentives the Company to accomplish its long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% gCO2 / RPK by 2030 vs 2015. The Trust Notes have a maturity of five years and will pay an interest rate of TIIE 28 plus 200 basis points.

(1) Effective September 2, 2025, Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, assumed all rights and obligations of CIBanco, S.A., Institución de Banca Múltiple.

On September 28, 2023 “Concesionaria” completed the offering of 15,000,000 (fifteen million) asset backed trust notes (certificados bursátiles fiduciarios) (the “Trust Notes “) in Mexico under the ticker VOLARCB 23 for an amount of Ps.1.5 billion Mexican pesos (US$85.8 million, based on an exchange rate of Ps.17.47 to US$1 on September 28, 2023) by CIBanco, S.A., Institución de Banca Múltiple, acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., in the third offering under the program authorized and enlarged by the Mexican National Banking and Securities Commission for an amount of up to Ps.5.0 billion Mexican pesos (US$286.2 million, based on an exchange rate of Ps.17.47 to US$1 on September 28, 2023). The Trust Notes will be backed by future collection rights under agreements entered into with credit card processors regarding flows derived from the sale of airline tickets and other related services through VISA and Mastercard credit cards, through their internet portal, travel agencies, call centers and sales offices. The Trust Notes have a maturity term of five years and will pay an interest rate of Tasa de Interes Interbancaria de Equilibrio (“TIIE”) 28 plus 215 basis points spread. The underwriters were Casa de Bolsa BBVA México, S.A. de C.V., Grupo Financiero BBVA México and Actinver Casa de Bolsa, S.A. de C.V., Grupo Financiero Actinver.

On November 22, 2023, all holders of the 57,513,873 outstanding Series B shares of the Company concluded the conversion of all Series B Shares into 57,513,873 Series A Shares represented by Ordinary Participation Certificates (Certificados de Participación Ordinarios) in the form of the corresponding American Depositary Shares.

The accompanying unaudited condensed consolidated interim financial statements and notes were approved for issuance by the Company’s Chief Executive Officer, Enrique J. Beltranena Mejicano, and the Chief Financial Officer, Jaime E. Pous Fernández, on February 20, 2026, and subsequent events were considered through that date.

Relevant events

On December 18, 2025 the Company and Grupo Viva Aerobus, S.A. de C.V. (“Viva”) announced that they had reached an agreement to create a new Mexican Airline Group under a holding company structure, with the aim of increasing low-cost air travel and connectivity in Mexico and abroad.

This transaction is still pending authorization; therefore, as of the issuance date of the Consolidated Financial Statements, no accounting impact has been recognized.

24

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements, which include the condensed consolidated statements of financial position as of December 31, 2025 (unaudited) and December 31, 2024 (audited) and the condensed consolidated statements of operations, comprehensive income, for the three and twelve- months period ended December 31, 2025 and 2024 (unaudited), changes in equity and cash flows for the twelve- months period ended December 31, 2025 (unaudited), and 2024(audited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies as in preparing the annual financial statements, with the exceptions explained below.

The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2025 and 2024 (audited).

Items included in the unaudited condensed consolidated interim financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“functional currency”). The functional currency of Company and its subsidiary Concesionaria is the US dollar. The presentation currency of the Company’s unaudited condensed consolidated interim financial statements is the US dollar. All values in the unaudited condensed consolidated interim financial statements are rounded to the nearest thousand (US$000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these financial statements and has provided comparative information for the previous period.

Basis of measurement and presentation

The accompanying unaudited condensed consolidated interim financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value.

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying unaudited condensed consolidated interim financial statements and notes. Actual results could differ from those estimates.

Presentation currency and definition of terms

The consolidated financial statements and the accompanying notes are presented in U.S. dollars, except when specific reference is made to a different currency. When reference is made to U.S. dollars or “$” it means dollars of the United States. All amounts in the consolidated financial statements and the accompanying notes are stated in thousands, except when references are made to earnings or loss per share and/or prices per share. When reference is made to “Ps” or “pesos”, it means Mexican pesos. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the consolidated financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable

a) Basis of consolidation

The accompanying unaudited condensed consolidated interim financial statements comprise the financial statements of the Company and its subsidiaries. On December 31, 2025 (unaudited) and December 31, 2024 (audited), for accounting purposes the companies included in the unaudited condensed consolidated interim financial statements are as follows:

25

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Name	Principal Activities	Country	% Equity interest
			December 31, 2025	December 31, 2024
Concesionaria Vuela Compañía de Aviación S.A. P. I. de C.V.	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) (1)	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V. (“Comercializadora”) (5)	Loyalty Program	Mexico	100%	100%
Servicios Earhart, S.A. (1)	Rendering specialized services to its affiliates	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V.	Rendering specialized services to its affiliates	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Comercializadora V Frecuenta”) (1)	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%
Guatemala Dispatch Service, S.A., (“GDS, S.A.”)	Aeronautical Technical Services	Guatemala	100%	100%
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset backed securities trustor and administrator	Mexico	100%	100%
Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, Fideicomiso CIB/3853 (6)	Pre-delivery payments financing	Mexico	100%	100%
Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, Fideicomiso CIB/3855 (6)	Pre-delivery payments financing	Mexico	100%	100%
Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, Fideicomiso CIB/3866 (6)	Pre-delivery payments financing	Mexico	100%	100%
Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, Fideicomiso CIB/3867 (6)	Pre-delivery payments financing	Mexico	100%	100%
Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, Fideicomiso CIB/3921 (6)	Pre-delivery payments financing	Mexico	100%	100%
Bank of Utah, Trust N503VL (2)	Aircraft administration trust	United States	-	100%
Bank of Utah, Trust N504VL (3)	Aircraft administration trust	United States	-	100%
Bank of Utah, Trust N508VL (4)	Aircraft administration trust	United States	100%	-
Bank of Utah, Trust N522VL (7)	Aircraft administration trust	United States	100%	-

(1)	The Company has not started operations.
(2)	The trust was terminated on March 14, 2025.
(3)	The trust was terminated on April 8, 2025.
(4)	The trust was established effective January 27, 2025.
(5)	On July 16, 2025, the Company launched its new loyalty program “altitude”
(6)	Effect from September 2, 2025, Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, assumed all rights and obligations of CIBanco, S.A., Institución de Banca Múltiple.
(7)	The trust was established effective October 1, 2025.

Consolidation by control

Name	Principal Activities	Country

North Star Financing Limited (1)	Private company limited by shares	Ireland
North Star Thrust DAC (2)	Designated activity company	Ireland

(1)	As of December 31, 2025, the Company does not hold an ownership interest in North Star Financing Limited. However, management has concluded that the Company exercises control over the entity in accordance with IFRS 10 Consolidated Financial Statements. North Star Financing Limited, a private company limited by shares, was incorporated on December 19, 2024.

(2)	As of December 31, 2025, the Company does not hold an ownership interest in North Star Thrust DAC. However, management has concluded that the Company exercises control over the entity in accordance with IFRS 10 Consolidated Financial Statements. North Star Thrust DAC, a designated activity company, was incorporated on August 29, 2025.

26

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

(i)	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee).

(ii)	Exposure, or rights, to variable returns from its involvement with the investee.

(iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i)	The contractual arrangement with the other vote holders of the investee.

(ii)	Rights arising from other contractual arrangements, and

(iii)	The Company’s voting rights and potential voting rights.

The Company re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated completely on consolidation in the consolidated financial statements.

On consolidation, the assets and liabilities of foreign operations are translated into U.S. dollar at the exchange rates prevailing at the reporting date and their statements of profit or loss are translated at the average exchange rates prevailing at the time. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

Impact of new International Financial Reporting Standard

New and amended standards and interpretations already effective

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company´s annual consolidated financial statements for the year ended December 31, 2024, except for the adoption of new standards effective as of January 1, 2025.

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective

The nature and the effect of these changes are disclosed below:

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates (hereinafter “IAS 21”) to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

27

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. When applying the amendments, an entity cannot restate comparative information.

As of December 31, 2025, these amendments did not have an impact on the unaudited interim condensed consolidated financial statements of the Company because uses observable exchange rates for foreign currencies in the preparation of its interim condensed consolidated financial statements. Consequently, the Company does not need to prepare any additional disclosures due to the adoption of the standard.

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

On 30 May 2024, the IASB issued targeted amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

a)	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

b)	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criteria;

c)	add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and

d)	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

The amendments to IFRS 9 and IFRS 7 will be effective for annual reporting periods beginning on or after 1 January 2026, with early application permitted subject.

The Company is currently assessing the amendments which expects will not have impact in the consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 - Referencing Nature-dependent Electricity

IFRS 7 and IFRS 9 have been amended to introduce disclosure requirements related to nature-dependent electricity supply contracts that meet specific characteristics.

The amendments are effective for annual periods beginning on or after  January 1,  2026, with early application permitted.

The amendment related to the own-use exemption must be applied retrospectively in accordance with IAS 8, using the facts and circumstances existing at the date of initial application. In contrast, the amendments to hedge accounting requirements must be applied prospectively to new hedging relationships designated from that date onwards.

The Company does not hold any nature dependent electricity purchase agreements therefore, the adoption of these amendments will not have any impact on the consolidated financial statements.

Annual Improvements to IFRS Standards – Volume 11 – Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial Instruments: Disclosures and its Implementation Guidance, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows

These amendments affect the following standards: IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial Instruments: Disclosures (including its Implementation Guidance), IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows.

The modifications aim to improve clarity, consistency, and applicability of the standards without introducing significant changes to the underlying accounting principles.

The Company is currently assessing the improvements and expects that they will not have an impact in the consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including the following:

Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income taxes categories. Entities are also required to present a newly - defined operating profit subtotal.

Management-defined performance measures are disclosed in a single note in the financial statements.

Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows, when presenting operating cashflows under the indirect method.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after  January 1,  2027. IFRS 18 will apply retrospectively.

The Company is currently assessing and identifying the potential impacts that the adoption of the new standard will have on the consolidated financial statements particularly with respect to the structure of the Company’ statement of profit or loss, the statement of cashflows and the additional disclosures required for MPMs. The Company will assess the impact on how information is grouped in the financial statements, including the items currently classified as “other”.

IFRS 19 – Subsidiaries without Public Accountability: Disclosures (hereinafter “IFRS 19”)

In May 2024, the IASB issued IFRS 19, which will allow eligible entities (subsidiaries preparing stand-alone financial statements) to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10 “Consolidated Financial Statements” (hereinafter “IFRS 10”), cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.

IFRS 19 will become effective for reporting periods beginning on or after  January 1,  2027, with early application permitted.

The Company is currently assessing the amendments which expects will not have impact in the consolidated financial statements.

Use of judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s unaudited interim condensed consolidated financial statements.

Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September, and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results; however, management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

28

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Financial instruments and risk management

Financial risk management

The Company’s activities are exposed to different financial risks stemming from exogenous variables which are not under their control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk.

The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of such risks. The Company does not enter derivatives for trading or speculative purposes. The sources of these financial risk exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions.

These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increasing the working capital requirements.

Since adverse movements erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures, there is a need for value preservation, by transforming the profiles of these fair value exposures. The Company has a Finance and Risk Management department, which identifies and measures financial risk exposures, in order to design strategies to mitigate or transform the profile of certain risks, which are taken up to the corporate governance level for approval.

Market risk

a) Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact on the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to achieve the aforesaid, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the three- months period ended December 31, 2025 and 2024 represented 31% and 29% of the Company’s operating expenses, respectively. Additionally, aircraft jet fuel consumed in the twelve- months ended December 31, 2025 and 2024 represented 31% and 33% of the Company’s operating expenses, respectively. During the three- months period ended December 31, 2025 and 2024, the Aircraft jet fuel consumption recognized as operating expense in the consolidated statements of operation was US$239,093, and US$210,665, respectively. During the twelve- months period ended December 31, 2025 and 2024, the Aircraft jet fuel consumption recognized as operating expense in the consolidated statements of operation was US$885,520 and US$893,987, respectively.

During the six-month period ended December 31, 2024, the Company contracted 54 US Gulf Coast Jet Fuel Asian call options, designated to hedge 14,356 thousand gallons, representing a portion of the projected fuel consumption for the first quarter of 2025.

During the twelve-month period ended December 31, 2025, the Company contracted 54 US Gulf Coast Jet Fuel Asian call options, designated to hedge 2,986 thousand gallons, representing a portion of the projected fuel consumption for the second quarter of 2026.

In accordance with IFRS 9 the Company separates the intrinsic value from the extrinsic value of an option contract; as such, the change in the intrinsic value can be designated as hedge accounting. Because extrinsic value (time and volatility values) of the option is related to a “transaction related hedged item”, it is required to be segregated and accounted for as a cost of hedging in OCI and accrued as a separate component of stockholders’ equity until the related hedged item matures and therefore impacts profit and loss.

The underlying asset (US Gulf Coast Jet Fuel 54) of the options held by the Company during 2025 is a consumption asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s fleet at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories.

29

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods in which the hedged item is expected to be allocated to profit and loss. Furthermore, when performing hedges, the Company hedges its forecasted jet fuel consumption month after month, which is consistent with the maturity date of the monthly serial Asian call options.

For the three and twelve-month periods ended December 31, 2025, the Company recognized intrinsic value from the Asian call options for a total of US$637 and US$1,751, respectively which was recognized into the consolidated statement of operations under the fuel expense caption.

For the three and twelve-month periods ended December 31, 2024, the Company recognized intrinsic value from the Asian call options for a total of US$1,317, respectively, which was recognized into the consolidated statement of operations under the fuel expense caption.

As of December 31, 2025, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was US$185. For the three and twelve-months periods ended December 31, 2025, the gain of hedging, arising from changes in the extrinsic value of the hedged jet fuel position due to the options being out-of-the-money status as of that date was recognized in other comprehensive income in the amounts of US$15 and US$280, respectively.

As of December 31, 2024, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was US$431. For the three and twelve-months periods ended December 31, 2024, the gain of hedging, arising from changes in the extrinsic value of the hedged jet fuel position due to its out-of-the-money status as of that date was recognized in other comprehensive income (loss) in the amount of US$111 and US$(307), respectively.

b) Foreign currency risk

The Company is exposed to transactional foreign currency risk due to potential mismatches between the currencies in which sales, expenses, receivables, and borrowings are denominated, and the respective functional currencies of the Company and its subsidiaries. The U.S. dollar is the functional currency for Controladora and its main subsidiaries. Transactions are primarily denominated in U.S. dollars and Mexican pesos, with minor transactions denominated in other currencies such as Quetzales, Colombian pesos, and Colones.

Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the Company’s cash flows. To mitigate this risk, the Company may use foreign exchange derivative financial instruments.

The summary of quantitative data about the Company’s exposure to currency risk as of December 31, 2025, is as set forth below:

		Mexican Pesos		Others(1)
Assets:	(In thousands of U.S. dollars)
Cash and cash equivalents	US$	83,055	US$	29,753
Other accounts receivable, net		55,672		879
Guarantee deposits		25,423		522
Other assets		5,719		48
Total assets	US$	169,869	US$	31,202

Liabilities:
Financial debt	US$	106,230	US$	-
Lease liabilities		14,806		29
Suppliers		112,379		1,183
Other liabilities		258,690		2,887
Total liabilities	US$	492,105	US$	4,099
Net foreign currency position	US$	(322,236)	US$	27,103

(1)	The foreign exchange exposure mainly includes: Colones, Colombian pesos and Quetzales.

30

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

The summary of quantitative data about the Company’s exposure to currency risk as of December 31, 2024, is as set forth below:

		Mexican Pesos		Others(1)
Assets:	(In thousands of U.S. dollars)
Cash and cash equivalents	US$	69,156	US$	31,847
Other accounts receivable, net		45,381		676
Guarantee deposits		27,710		445
Derivative financial instruments		271		-
Other assets		5,169		-
Total assets	US$	147,687	US$	32,968

Liabilities:
Financial debt	US$	118,590	US$	-
Lease liabilities		19,772		52
Suppliers		132,244		2,537
Other liabilities		253,822		2,206
Total liabilities	US$	524,428	US$	4,795
Net foreign currency position	US$	(376,741)	US$	28,173

(1)	The foreign exchange exposure mainly includes: Colones, Colombian pesos and Quetzales.

At February 20, 2026, the date of issuance of these unaudited condensed consolidated financial statements, the exchange rate was 1 US per 17.1392 MXP.

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Company initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Company determines the transaction date for each payment or receipt of advance consideration.

As of December 31 2025 and 2024, the Company did not enter into foreign exchange rate derivatives financial instruments.

c) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on interest bearing contractual agreements indexed to the Secured Overnight Financing Rate (“SOFR”) and the Interbank Equilibrium Interest Rate (TIIE).

The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge.

In most cases, when a derivative can be tailored within the terms and it perfectly matches cash flows of a leasing or financing agreement, it may be designated as a CFH and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in the consolidated statements of operations.

In July 2019 the Irrevocable Trust number CIB/3249, whose trustor is the Company, entered into a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB19) coupon payments. The floating rate coupons reference was TIIE 28 limited under the “cap” to 10% on the reference rate for the life of the CEBUR (VOLARCB19) and had the same amortization schedule.

The cap started on July 19, 2019, and the matured-on June 20, 2024, consisted of 59 “caplets” with the same specifications as the CEBUR (VOLARCB19) coupons for reference rate determination, coupon term, and fair value.

31

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

In November 2021 the Trust entered into a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB21L) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the cap to 10% on the reference rate for the life of the CEBUR (VOLARCB21L) and have the same amortization schedule.

The cap started on November 3, 2021, and the maturity date is October 20, 2026, consisting of 59 “caplets” with the same specifications as the CEBUR (VOLARCB21L) coupons for reference rate determination, coupon term, and fair value.

In October 2023 the trust entered into a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB23) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the cap to 13% on the reference rate for the life of the CEBUR (VOLARCB23) and have the same amortization schedule.

The cap started on October 20, 2023, and the maturity date is September 20, 2028, consisting of 59 “caplets” with the same specifications as the CEBUR (VOLARCB23) coupons for reference rate determination, coupon term, and fair value.

As of December 31, 2025 and 2024, the Company’s outstanding hedging contracts—structured as interest rate caps—had notional amounts of Ps.1.9 billion (US$106.6 million, based on an exchange rate of Ps.17.97 per US$ 1) and Ps.2.4 billion (US$ 119.2 million, based on an exchange rate of Ps.20.27 per US$ 1), respectively. As of December 31, 2025 and 2024 the fair values of these contracts were US$4 and US$271, respectively, and are presented as financial assets in the condensed consolidated statement of financial position unaudited .

During the three  and twelve-month periods ended December 31, 2025, the Company recognized a total of US$91 and US$110, respectively. in other comprehensive income.

During the three  and twelve-month periods ended December 31, 2024, the Company recognized a total of US$226 and US$30, respectively. in other comprehensive income.

During the three-months periods ended December 31, 2025 and 2024, the amortization of the intrinsic value of the cap was US$160 and US$190, respectively, and was recycled to the consolidated statement of operations as part of the finance cost.

During the twelve-months periods ended December 31, 2025 and 2024, the amortization of the intrinsic value of the cap was US$699 and US$896, respectively, and was recycled to the consolidated statement of operations as part of the finance cost.

In August 2024 the Company entered into T-Locks agreements (Treasury Rate Locks) to mitigate the risk associated with floating rates indexed to lease agreements. The floating rate referenced to US5Y (United States 5Y Treasury Note) was locked for a notional of US$24,900, maturing in August 2024.

During the three  and twelve-months periods ended December 31, 2025, the Company recognized a total of US$6 and US$25, respectively in other comprehensive income and recycled to the statement of operations as part of the finance cost.

During the three  and twelve-months periods ended December 31, 2024, the Company recognized a total of US$7 and US$(117), respectively, in other comprehensive income (loss).

d) Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations. Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company manages its cash, cash equivalents and its financial assets, relating the terms of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings, lease liabilities and derivative contracts. The Company’s exposure outside consolidated statements of financial position represents the future obligations related to aircraft purchase contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

32

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

The Company has debts related to the Aircraft pre-delivery payments, which are settled with the reimbursement of the Aircraft pre-delivery payments when the sale and leaseback transaction is carried out.

The table below presents the Company’s contractual principal payments required on its financial liabilities:

	December 31, 2025
	Within one year		More than a year		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	US$	176,949	US$	23,569	US$	200,518
Asset backed trust note (“CEBUR”)		33,627		73,052		106,679
Other financing agreements		48,773		346,841		395,614

Lease liabilities:
Aircraft, engines, land and buildings leases		409,125		2,744,256		3,153,381
Aircraft and engine lease return obligation		142,305		235,971		378,276
Total	US$	810,779	US$	3,423,689	US$	4,234,468

	December 31, 2024
	Within one year		More than a year		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	US$	215,393	US$	145,589	US$	360,982
Asset backed trust note (“CEBUR”)		24,669		94,565		119,234
Other financing agreements		30,918		288,978		319,896

Lease liabilities:
Aircraft, engines, land and buildings leases		391,158		2,670,378		3,061,536
Aircraft and engine lease return obligation		44,045		333,332		377,377
Total	US$	706,183	US$	3,532,842	US$	4,239,025

e) Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including financial derivatives.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relates to amounts invested with financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the international credit card companies. The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties have a high credit rating assigned by international credit-rating agencies.

Outstanding derivative financial instruments could expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts.

To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes.

As of December 31, 2025, the Company determined that its credit risk associated with outstanding derivative financial instruments is low, as it exclusively engages in such instruments with counterparties that have high credit ratings assigned by international credit-rating agencies.

33

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

f) Capital management

Management believes that the resources available to the Company are enough for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the next fiscal year. The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies, or processes for managing capital during the period ended December 31, 2025 and 2024. The Company is not subject to any externally imposed capital requirement, other than the legal reserve.

As part of the management strategies related to acquisition of its aircraft (pre-delivery payments), the Company pays the associated short-term obligations by entering into sale-leaseback agreements, whereby an aircraft is sold to a lessor upon delivery.

Fair value measurements

The only financial assets and liabilities measured at fair value after initial recognition are the derivative financial instruments. Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i)	In the principal market for the asset or liability, or
(ii)	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is assessed using the course of thought which market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The assessment of a non-financial asset’s fair value considers the market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

34

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	December 31, 2025		December 31, 2024		December 31, 2025		December 31, 2024

Assets
Derivative financial instruments	US$	189	US$	702	US$	189	US$	702

Liabilities
Financial debt (interest-bearing loans and borrowings)		(702,811)		(800,112)		(738,325)		(846,456)
Total	US$	(702,622)	US$	(799,410)	US$	(738,136)	US$	(845,754)

The following table summarizes the fair value measurements by hierarchy as of December 31, 2025:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total

Assets
Derivatives financial instruments:
Jet Fuel Asian Call Options (1)	US$	-	US$	185	US$	-	US$	185
Interest rate Caps		-		4		-		4

Liabilities
Interest-bearing loans and borrowings (2)		-		(738,325)		-		(738,325)
Net	US$	-	US$	(738,136)	US$	-	US$	(738,136)

(1)	Jet fuel forward levels.
(2)	SOFR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements by hierarchy as of December 31, 2024:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total

Assets
Derivatives financial instruments:
Jet Fuel Asian Call Options (1)	US$	-	US$	431	US$	-	US$	431
Interest rate Caps				271				271

Liabilities
Interest-bearing loans and borrowings (2)		-		(846,456)		-		(846,456)
Net	US$	-	US$	(845,754)	US$	-	US$	(845,754)
(1)	Jet fuel forward levels.
(2)	SOFR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

35

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

The following table summarizes the loss from derivative financial instruments recognized in the unaudited condensed consolidated statements of operations for the three-month periods ended December 31, 2025 and 2024:

Unaudited condensed consolidated statements of operations

		For the three-months period ended December 31,
Instrument	Financial statements line	2025		2024
Jet fuel Asian call options contracts	Fuel expense	US$	(637)	US$	(1,317)
Interest rate cap	Finance cost		(160)		(190)
T-locks	Finance cost		(6)		-
Total		US$	(803)	US$	(1,507)

The following table summarizes the loss from derivative financial instruments recognized in the unaudited condensed consolidated statements of operations for the twelve-month periods ended December 31, 2025 and 2024:

		For the twelve-months period ended December 31,
Instrument	Financial statements line	2025		2024
Jet fuel Asian call options contracts	Fuel expense	US$	(1,751)	US$	(1,317)
Interest rate cap	Finance cost		(699)		(896)
T-locks	Finance cost		(25)		-
Total		US$	(2,475)	US$	(2,213)

The following table summarizes the net gain on CFH before taxes recognized in the unaudited condensed consolidated statements of other comprehensive income for the three-month periods ended December 31, 2025 and 2024:

Unaudited condensed consolidated statements of other comprehensive income

		For the three-months period ended December 31,
Instrument	Financial statements line	2025		2024
Interest rate cap	OCI	US$	91	US$	226
Jet fuel Asian call options contracts	OCI		15		111
T-Locks	OCI		6		7
		US$	112	US$	344

The following table summarizes the net gain (loss) on CFH before taxes recognized in the unaudited condensed consolidated statements of other comprehensive income for the twelve-month periods ended December 31, 2025 and 2024:

Unaudited condensed consolidated statements of other comprehensive income (loss)

		For the twelve-months period ended December 31,
Instrument	Financial statements line	2025		2024
Jet Fuel Asian call options contracts	OCI	US$	280	US$	(307)
Interest rate cap	OCI		110		30
T-Locks	OCI		25		(117)
		US$	415	US$	(394)

36

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Financial assets and liabilities

As of December 31, 2025 and 2024, the Company’s financial assets measured at amortized cost are represented by cash, cash equivalents, short-term investments, trade and other accounts receivable, for which their carrying amount is a reasonable approximation of fair value.

a) Financial assets

		December 31, 2025		December 31, 2024
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet Fuel Asian Call Options	US$	185	US$	431
Interest rate cap		4		271
Total derivative financial assets	US$	189	US$	702

Presented on the consolidated statements of financial position as follows:
Current	US$	189	US$	431
Non-current	US$	-	US$	271

b) Financial debt

(i)	As of December 31, 2025 and 2024, the Company’s short-term and long-term debt consists of the following:

		December 31, 2025		December 31, 2024

I.	Revolving credit line with Banco Santander, S.A., (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, bearing an annual interest rate of SOFR plus a spread of 298 basis points, plus 5 basis points(1). In August 2024, the Company increased the facility amount to include additional aircraft, extending the maturity date to December 31, 2028, the interest rate from the additional aircraft excludes the sustainability adjustment.	US$	145,490	US$	109,976

II.	Pre-delivery payments financing with JSA International U.S. Holdings, LLC, with a maturity date on November 30, 2025, bearing an annual interest of SOFR plus a spread of 300 basis points, along with additional adjustment up to 26 basis points.		-		25,907

III.	Pre-delivery payments financing with GY Aviation Lease 1714 Co. Limited, with maturity date on November 30, 2025, bearing annual interest of SOFR plus a spread of 425 basis points, along with additional adjustment up to 26 basis points.		-		60,629

IV.	Pre-delivery payments financing with Incline II B Shannon 18 Limited, with maturity date on June 10, 2025, bearing annual interest of SOFR plus a spread of 390 basis points.		-		41,432

V.	Pre-delivery payments financing with Oriental Leasing 6 Company Limited, with maturity date on May 31, 2027, bearing an annual interest of SOFR plus a spread of 200 basis points, along with additional adjustment up to 26 basis points.		55,028		123,038

VI.	Asset-backed trust notes (“CEBUR”), in Mexican pesos, with a maturity date on October 20th, 2026, bearing an annual interest rate of TIIE plus 200 basis points, plus 25 basis points.(1)		23,191		45,227

37

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

VII.	Asset-backed trust notes (“CEBUR”), in Mexican pesos, with a maturity date on September 20th, 2028, bearing an annual interest rate of TIIE plus 215 basis points.		83,488		74,007

VIII.	Financing for the acquisition of engines with Tarquin Limited, with maturity on September 15, 19 and 26, 2028, bearing an annual interest of 6.20%.		39,427		41,812

IX.	Financing for the acquisition of engines with NBB-V11218 Lease Partnership, with maturity on September 9, 2028, bearing an annual interest of 6.20%.		7,323		8,095

X.	Financing for the acquisition of engines with NBB-V11951 Lease Partnership, with maturity on September 12, 2028, bearing an annual interest of 6.20%.		6,761		7,473

XI.	Financing for the acquisition of engines with Wilmington Trust SP Services (Dublin) Limited (not in its individual capacity but solely as Owner Trustee) for the acquisition of engines, with maturity in September and October 2028, bearing an annual interest of 7.16%.		55,360		63,732

XII.	Financing for the acquisition of engines with NBB Pintail Co., LTD, with maturity date on November 27, 2028, bearing an annual interest of 6.99%.		18,996		19,795

XIII.	Financing for the acquisition of engines with Bank of Utah Corporate Trust, with maturity date in July, August, October and November 2029, bearing an annual interest of 6.20%.		63,648		71,624

XIV.	Financing for the acquisition of engines with RRPF Engine Leasing Limited, with maturity date on November 14, 2032, bearing an annual interest of 6.80%.		34,270		36,473

XV.	Financing for the acquisition of engines with BOC Aviation (Ireland) Limited, with maturity date in October and November 2029, bearing an annual interest of 6.86%.		63,192		70,892

XVI.	Financing for the acquisition of aircraft with BOC Aviation (Ireland) Limited, with maturity in September 2028 and March 2029, bearing an annual interest of 6.52%.		31,781		-

XVII	Financing for the acquisition of engines with Crédit Agricole Corporate and Investment Bank, with maturity date in September 2032, bearing an annual interest of SOFR plus a spread of 200 basis points.		74,856		-

XVIII.	Transaction costs to be amortized.		(3,536)		(3,590)

XIX.	Accrued interest and other financial cost.		3,563		13,456
			702,838		809,978
	Less: Short-term maturities		261,721		283,616
	Long-term Financial debt	US$	441,117	US$	526,362

TIIE: Mexican interbank rate

SOFR: Secured Overnight Financing Rate

(1)	Sustainability adjustment

38

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

(ii)	The following table provides a summary of the Company’s scheduled remaining principal payments of financial debt and accrued interest on December 31, 2025:
	Within one year		January 2027-December 2027		January 2028-December 2028		January 2029-onwards		Total
Santander/Bancomext	US$	121,921	US$	23,569	US$	-	US$	-	US$	145,490
Oriental Leasing 6 Company Limited		55,028		-		-		-		55,028
CEBUR program		33,627		41,744		31,308		-		106,679
Tarquin Limited		2,536		2,698		34,193		-		39,427
Lease Partnership NBB-V11218		822		874		5,627		-		7,323
Lease Partnership NBB-V11951		758		806		5,197		-		6,761
Wilmington Trust SP Services (Dublin) Limited		9,001		9,676		36,683		-		55,360
NBB Pintail Co. LTD		857		919		17,220		-		18,996
Bank of Utah Corporate Trust		8,484		9,025		9,600		36,539		63,648
RRPF Engine Leasing Limited		2,356		2,521		2,697		26,696		34,270
BOC Aviation (Ireland) Limited		17,857		19,098		19,474		38,544		94,973
Crédit Agricole Corporate and Investment Bank		6,102		6,431		6,777		55,546		74,856
Financial debt		259,349		117,361		168,776		157,325		702,811
Accrued interest		3,563		-		-		-		3,563
Total	US$	262,912	US$	117,361	US$	168,776	US$	157,325	US$	706,374

(1)	On June 8, 2022, the Company entered into pre-delivery payments financing with Santander/Bancomext at an annual interest rate of SOFR plus 298 basis points, for the acquisition of its aircraft through a revolving facility. For purposes of financing these pre-delivery payments, a Mexican trust was created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments. The Company guaranteed the obligations of the Mexican trust under the financing agreement (Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, formerly, CIBanco, S.A. Institución de Banca Múltiple) Trust 3853. A feature of this financing is that it will incur an additional five basis points if the sustainability goals are not met. On August 31, 2023, the interest rate increased by five basis points, with the possibility of mitigating the additional rate if the objectives are met in the upcoming years.

In August 2024, the Company signed an amendment to increase the facility amount and to include the predelivery payments for additional aircraft, with a new maturity date on December 31, 2028.

The “Santander/Bancomext” loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.

ii)	Create liens.

iii)	Merge with or acquire any other entity without the previous authorization of the Banks.

iv)	Dispose of certain assets.

v)	Declare and pay dividends or make distributions on the Company’s share capital.

As of December 31, 2025, and 2024, the Company complied with the covenants under the mentioned loan agreement.

(2)	The Company signed in April 2022 pre-delivery payments financing for the acquisition of aircraft with GY Aviation Lease 1714 Co. Limited Trust 3855. For this purpose, a Mexican trust was created with CIBanco, S.A., Institución de Banca Múltiple, now “Multiva”, Trust 3855. This facility does not include financial covenants or restrictions.

The financing with GY Aviation Lease 1714 Co. Limited was fully amortized in November 2025.

(3)	The Company signed in April 2022 pre-delivery payments financing for the acquisition of aircraft with JSA International U.S. Holdings. For this purpose, a Mexican trust was created with with CIBanco, S.A., Institución de Banca Múltiple, now “Multiva”, Trust 3866. This facility does not include financial covenants or restrictions.

The financing with JSA International U.S. Holdings, LLC was fully amortized in July 2025.

39

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

(4)	The Company signed in April 2022 pre-delivery payments financing for the acquisition of aircraft with Incline II B Shannon 18 Limited Trust 3867. For this purpose, a Mexican trust was created with CIBanco, S.A., Institución de Banca Múltiple, now “Multiva”, Trust 3867. This facility does not include financial covenants or restrictions.

The financing with Incline II B Shannon 118 Limited was fully amortized in June 2025.

(5)	The company signed in July 2022 a pre-delivery payment financing for the acquisition of aircraft with Oriental Leasing 6 Company Limited. For this purpose, a Mexican trust was created with CIBanco, S.A., Institución de Banca Múltiple, now “Multiva”, Trust 3921. This facility does not include financial covenants or restrictions.

(6)	On December 19, 2024, the Company entered into pre-delivery payments financing with Runway Eleven Lender LLC at an annual interest rate of SOFR plus 275 basis points, for the acquisition of its aircraft through a revolving facility. For purposes of financing these pre-delivery payments, an Irish Special Purpose Vehicle was created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments.

The “Runway Eleven Lender LLC” does not include financial covenants or financial obligations.

(7)	On June 20, 2019, the Company, through its subsidiary Concesionaria issued 15,000,000 asset-backed trust notes (“CEBUR”) under the ticket VOLARCB 19 for Ps.1.5 billion Mexican pesos, through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos.

The asset-backed trust notes under the ticker VOLARCB19 were fully amortized on June 20, 2024.

On October 13, 2021, the Company, through its subsidiary Concesionaria issued in the mexican market a second issuance of 15,000,000 asset-backed trust notes (“CEBUR”) under the ticket VOLARCB21L for Ps.1.5 billion Mexican pesos (US$83,487 million, based on an exchange rate of Ps.17.97 to US$1 on December 31, 2025), through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos (US$166,975 million, based on an exchange rate of Ps.17.97 to US$1 on December 31, 2025). With this second issuance, the total amount approved for the program had been reached.

The Trust Notes comply with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA). The Sustainability Objectives (SPT) for the KPI, are to reduce carbon dioxide emissions measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023, and 2024, respectively, compared to 2015. This offering will help the Company to accomplish its long-term sustainable goals, among which is to reduce CO2 emissions by 35.42% in 2030.

A feature of the asset-backed trust notes is that they will pay an additional twenty-five (25) basis points to the interest rate if the sustainability goals are not met. On September 20, 2023, the interest rate increased by twenty-five (25) basis points, with the possibility of mitigating the additional rate if the targets are met for the next years.

The notes have a five-year maturity annual reduction of Ps.83,333, Ps.500,000, Ps.500,000 and Ps.416,667 (US$4,638 million, US$27,829 million, US$27,829 million and US$23,191 million, based on an exchange rate of Ps.17.97 to US$1 on December 31, 2025) in 2023, 2024, 2025, and 2026, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus 200 basis points, and adjustment of twenty-five (25) basis points starting on September 20th, 2023. The notes started amortizing at the end of the second year.

On September 28, 2023, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) approved an increasing amount of the actual program of up to Ps.5.0 billion Mexican pesos (US$278,923 million, based on an exchange rate of Ps.17.97 to US$1 on December 31, 2025). With this authorization, the Company, through its subsidiary Concesionaria issued in the Mexico market a third issuance of 15,000,000 asset-backed trust notes (“CEBUR”) under the ticket VOLARCB23 for Ps.1.5 billion (US$83,487 million, based on an exchange rate of Ps.17.97 to US$1 on December 31, 2025) through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria.

40

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

The notes have a five-year maturity annual reduction of Ps.187,500, Ps.750,000 and Ps.562,500 (US$ 10,436 million, US$41,744 million and US$31,308 million, based on an exchange rate of Ps.17.97 to US$1 on December 31, 2025) in 2026, 2027 and 2028, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus 215 basis points spread. The notes will start amortizing at the end of the third year.

The asset-backed trust notes structure operates on specific rules and provides a DSCR “Debt Service Coverage Ratio” which is computed by comparing the Mexican Peso collections over the previous six months to the next six months of debt service. In general, retention of funds does not exist if the ratio exceeds 2.5 times. Amortization on the asset-backed trust notes began in July of 2021 for the first issuance, the second issuance began in November of 2023 and for the third issuance will begin in October 2026. In addition, early amortization applies if:

i)	The Debt Coverage Ratio is less than 1.75x on any of the determination dates;

ii)	An event of retention is not covered in a period of 90 consecutive days;

iii)	The debt service reserve account of any series maintains on deposit an amount less than the required balance of the debt service reserve account for a period that includes two or more consecutive payment methods;

iv)	Insolvency event of Concesionaria;

v)	The update of a new insolvency event in relation to the Concesionaria;

vi)	Updating a new event of default.

In the event of default, the Trustee will refrain from delivering any amount that it would otherwise require to deliver to Concesionaria and will dedicate the use of such cash flow to amortize the principal of the trust notes (“CEBUR”).

As of December 31, 2025, the Company was in compliance with the conditions of the asset-backed trusted notes.

(8)	In December 2022, the Company signed a working capital facility with Banco Actinver S.A., Institución de Banca Múltiple (“Actinver”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus 250 basis points margins. The facility matured in December 2024.

The “Actinver” working capital facility did not include obligations or restrictions.

Other financial agreements

(9)	In August 2025, the Company enter into financing agreements with BOC Aviation (Ireland) Limited for the acquisition of aircraft. These agreements bear an annual interest rate of 6.52% and mature in 2029.

The Company entered into several agreements that qualified as failed sale and leaseback transactions. Consequently, these agreements were accounted for as financing transactions. The details of these agreements are presented as follows:

(10)	In September 2023, the Company entered into financing agreements with Tarquin Limited for the acquisition of engines. The agreements bear an annual interest rate of 6.20% and mature in 2028.

(11)	In September 2023, the Company also entered into additional financing agreements with NBB-V11218 Lease Partnership and with NBB-V11951 Lease Partnership, for the acquisition of engines. These agreements bear an annual interest of 6.20% and mature in 2028.

(12)	In September and October 2023, the Company entered into financing agreements with Wilmington Trust SP Services (Dublin) Limited (not in its individual capacity but solely as Owner Trustee) for the acquisition of engines. These agreements bear an annual interest rate of 7.16% and mature in 2028.

(13)	In November 2023, the Company entered into financing agreements with NBB Pintail Co Ltd for the acquisition of engines. These agreements bear an annual interest rate of 6.99% and mature in 2028.

41

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

(14)	In August, September, November and December 2024, the Company entered into financing agreements with Bank of Utah Corporate Trust, for the acquisition of engines. These agreements bear an annual interest rate of 6.20% and mature in 2029.

(15)	In October and November 2024, the Company entered into financing agreements with BOC Aviation (Ireland) Limited for the acquisition of engines. These agreements bear an annual interest rate of 6.86% and mature in 2029.

(16)	In November 2024, the Company entered into financing agreements with RRPF Engine Leasing Limited for the acquisition of engines. These agreements bear an annual interest rate of 6.80% and mature in 2032.

(17)	In September 2025, the Company entered into financing agreement with Crédit Agricole Corporate and Investment Bank for the acquisition of engines. The agreement bears an annual interest rate of SOFR plus 200 basis points and mature in 2032.

Cash and cash equivalents

As of December 31, 2025, and 2024, this caption is comprised as follows:

	December 31, 2025		December 31, 2024
Cash in banks	US$	122,911	US$	281,358
Cash on hand		705		657
Short-term investments (Highly liquid investments/ cash equivalent)		622,342		617,432
Funds held in trust related to debt service reserves		7,926		8,534
Total cash, cash equivalents	US$	753,884	US$	907,981

As of December 31, 2025, and 2024, the Company recorded a portion of advance ticket sales by an amount of US$7,926 and US$8,534, respectively as a fund. The funds held in Trust are used to constitute the debt service reserves.

Related parties

a)	An analysis of balances due from/to related parties as of December 31, 2025, and 2024, is provided below.

All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transaction	Country of origin	December 31, 2025		December 31, 2024		Terms
Due from:
Frontier Airlines Inc. (“Frontier”)	Code - share	USA	US$	3,436	US$	2,161	30 days
			US$	3,436	US$	2,161
Due to:

MRO Commercial, S.A. (“MROC”)	Aircraft maintenance and technical support	El Salvador	US$	1,817	US$	979	30 days
Frontier Airlines Inc. (“Frontier”)	Code-share	USA		1,233		662
Chevez, Ruiz, Zamarripa y Cía., S.C.	Professional fees	Mexico		874		117	30 days
A&P International Services, S.A.P.I (“AISG”)	Aircraft maintenance	Mexico		393		299	30 days
Mijares, Angoitia, Cortés y Fuentes, S.C.	Professional fees	Mexico		142		146	30 days
Jetsmart Airlines S.A. (“Jetsmart Argentina”)	Engine lease	Argentina		80		80	30 days
Volantio Inc.	Customer support services	USA		62		80	30 days
			US$	4,601	US$	2,363

42

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

b)	During the three-months period ended December 31, 2025, and 2024, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2025		2024
Revenues:
Transactions with affiliates
Frontier Airlines Inc. (“Frontier”)
Code-share	USA	US$	2,970	US$	2,269
Jetsmart Airlines S.A. (“Jetsmart Argentina”)
Engine lease	Argentina		-		80

Expenses:
Transactions with affiliates
MRO Commercial, S.A. (“MROC”)
Aircraft maintenance (1)	El Salvador	US$	5,321	US$	5,406
Technical support	El Salvador		25		11
A&P International Services, S.A.P.I (“AISG”)
Aircraft and engine maintenance	Mexico		1,001		741
Chevez, Ruiz, Zamarripa y Cía, S.C.
Professional fees	Mexico		877		14
Mijares, Angoitia, Cortés y Fuentes, S.C.
Professional fees	Mexico		790		57
Volantio Inc.
Customer support services	USA		173		267

(1)	This amount includes expenses related to major maintenance.

c	)	During the twelve-months period ended December 31, 2025, and 2024, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2025		2024
Revenues:
Transactions with affiliates
Frontier Airlines Inc. (“Frontier”)
Code-share	USA	US$	10,453	US$	5,478
Jetsmart Airlines S.A. (“Jetsmart Argentina”)
Engine lease	Argentina		1,121		80
Jetsmart Airlines SpA (“Jetsmart Chile”)
Professional fees	Chile		336		240

Expenses:
Transactions with affiliates
MRO Commercial, S.A. (“MROC”)
Aircraft maintenance (1)	El Salvador	US$	23,299	US$	21,354
Technical support	El Salvador		52		24
A&P International Services, S.A.P.I (“AISG”)
Aircraft and engine maintenance	Mexico		3,770		2,986
Chevez, Ruiz, Zamarripa y Cía, S.C.
Professional fees	Mexico		1,268		192
Mijares, Angoitia, Cortés y Fuentes, S.C.
Professional fees	Mexico		808		196
Volantio Inc.
Customer support services	USA		688		420
(1)	This amount includes expenses related to major maintenance.

43

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

d)	Frontier Airlines Inc. (“Frontier”)

Frontier is considered a related party because Mr. Brian H. Franke and Mr. Andrew Broderick serve as members of both, the Company´s board of directors and Frontier´s board of directors. They are also managing directors of Indigo Partners, which has investments in both Companies.

As of December 31, 2025, and 2024, the account receivable was US$3,436 and US$2,161, respectively.

As of December 31, 2025, and 2024, the account payable was US$1,233 and US$662, respectively.

During the three-months period ended December 31, 2025, and 2024, the Company recognized revenues of US$2,970 and US$2,269 respectively.

During the twelve-months period ended December 31, 2025, and 2024, the Company recognized revenues of US$10,453 and US$5,478 respectively.

e)	MRO Commercial, S.A. (“MROC”)

MROC and Aeromantenimiento, S.A. (“Aeroman”) are related parties because Mr. Joaquin Alberto Palomo a member of the board of directors of the Company is an alternate director of MRO Holdings, parent company of MROC, and Aeroman. Additionally, Marco Baldocchi, a member of the board of directors of the Company was a member of Aeroman’s board of directors until November, 2024. On January 1, 2017, the Company entered into an aircraft repair and maintenance service agreement with Aeroman. On January 1, 2022, the Company entered into an amendment of such agreement where: (i) the agreement was assigned by Aeroman to MROC and Aeroman was appointed as the designated entity to perform the repairs and maintenance services; and (ii) the agreement was extended until January 1, 2027. On January 1, 2024, the agreement was further amended to extend the term until December 31, 2028.  On January 1, 2025, the Company signed an amendment and extended the agreement until December 31, 2035. The agreement provides for the exclusive use of MRO’s services for the repair and maintenance of aircraft, subject to availability of Aeroman facilities. Under the agreement, the related parties provide inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under the agreement depending on the services performed.

As of December 31, 2025, and 2024, the balance due under the agreement with MROC were US$1,817 and US$979, respectively.

During the three-months period ended December 31, 2025, and 2024, the Company incurred expenses in aircraft maintenance and technical support with MROC amounted to US$5,346 and US$5,417, respectively.

During the twelve-months period ended December 31, 2025, and 2024, the Company incurred expenses in aircraft maintenance and technical support with MROC to US$23,351 and US$21,378 respectively.

44

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

f)	Mijares, Angoitia, Cortés y Fuentes, S.C. (“MACF”)

MACF is a related party because Mr. Ricardo Maldonado Yañez and Mr. Eugenio Macouzet de León, member and alternate member, respectively, of the board of the Company since April 2018, are partners of MACF provides legal services to us.

As of December 31, 2025, and 2024, the account payable under the agreement with MACF were US$142 and US$146, respectively.

During the three-months period ended December 31, 2025 and 2024, the Company recognized expenses in legal services under this agreement amounted to US$790 and US$57, respectively.

During the twelve-months period ended December 31, 2025 and 2024, the Company recognized expenses in legal services under this agreement amounted to US$808 and US$196, respectively.

g)	Chevez, Ruiz, Zamarripa y Cía., S.C (“Chevez”)

Chevez is a related party because Mr. José Luis Fernández Fernández is an independent member of the board of directors, as well as the chairman of the Audit Committee of the Company and non-managing limited partner of Chevez. Chevez provides tax advisory services to us.

As of December 31, 2025, and 2024, the payable with Chevez was US$874 and US$117, respectively.

During the three-months period ended December 31, 2025, and 2024, the Company recognized expenses with Chevez of US$877 and US$14, respectively.

During the twelve-months period ended December 31, 2025, and 2024 the company recognized expenses with Chevez of US$1,268 and US$192, respectively.

h)	A&P International Services, S.A.P.I. de C.V. (“AISG”)

From July 4, 2022, AISG has been considered a related party due to Mr. Harry F. Krensky, a member of our Board of Directors, is the Chairman of the Board of Directors of AISG. Additionally, Mr. Harry F. Krensky is managing partner of Discovery Americas, a private equity firm that indirectly holds/manages an investment position in AISG.

As of December 31, 2025, and 2024, the account payable with AISG was US$393 and US$299, respectively.

During the three-months period ended December 31, 2025, and 2024, the Company recognized expenses in aircraft and engine maintenance amounted to US$1,001 and US$741, respectively.

During the twelve-months period ended December 31, 2025, and 2024, the Company recognized expenses in aircraft and engine maintenance amounted to US$3,770 and US$2,986, respectively.

i)	Jetsmart Airlines SpA (“Jetsmart Chile”)

Jetsmart Chile is considered a related party because Mr. Brian H. Franke and Mr. Andrew Broderick serve as members of the Board of Directors of both, the Company and Jetsmart Chile. On March 15, 2024, the Company entered into an agreement to provide pilot professional technical cooperation services with Jetsmart Chile.

As of December 31, 2025 and 2024, the Company did not have outstanding balance due to Jetsmart Chile.

During the three-months period ended December 31, 2025 and 2024, the Company did not recorded revenues in pilot professional technical cooperation services under this agreement.

During the twelve-months period ended December 31, 2025 and 2024, the Company recognized revenues in pilot professional technical cooperation services of US$336 and US$240, respectively.

45

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

j)	Jetsmart Airlines S.A. (“Jetsmart Argentina”)

Jetsmart Argentina is considered a related party because Mr. Brian H. Franke serves on the Board of Directors of both, the Company and Jetsmart Argentina. On December 11, 2024, the Company entered into an agreement to lease one aircraft engine with Jetsmart Argentina.

As of December 31, 2025, and 2024, the accounts payable to Jetsmart Argentina were US$80 in both years.

During the three-months period ended December 31, 2025, the Company did not recorded revenues in lease one aircraft engine under this agreement. During the three months period ended December 31, 2024, the Company recorded revenues in lease aircraft engine was US$80.

During the twelve-months period ended December 31, 2025 and 2024, the Company recorded revenues in lease aircraft engine of US$1,121 and US$80, respectively.

k)	CleanJoule, Inc. (“CleanJoule”)

CleanJoule is considered related party because Mr. Brian H. Franke, the chairman of our board of directors, is an officer of Franke Family Joule, LLC. Since May 23, 2023, he has been a shareholder of CleanJoule and has the right to appoint a member of its board of directors. Additionally, on May 23, 2023, Mr. Andrew Broderick, a member of our board of directors, was appointed by Franke Family Joule, LLC, as a member of the board of directors of CleanJoule. CleanJoule is a Company that produces high-performance and cost-effective Sustainable Aviation Fuel from agricultural waste and organic residues. During the 2024 and 2023 the Company directly purchased common stock of CleanJoule, recognizing 320,000 common stock shares amounting to US$4,000.

l)	Volantio, Inc. (“Volantio”)

Volantio is considered a related party because Mr. William Dean Donovan, an independent member of our Board of Directors, also serves in Volantio´s Board of Directors as of August 13, 2024. Volantio provides customer support services.

As of December 31, 2025, and 2024, the account payable with Volantio was US$62 and US$80, respectively.

During the three-months period ended December 31, 2025 and 2024 the Company recognized expenses with Volantio of US$173 and US$267, respectively.

During the twelve-months period ended December 31, 2025 and 2024 the Company recognized expenses with Volantio of US$688 and US$420, respectively.

m)	Directors and officers

During the three months period ended December 31, 2025 and 2024, the chairman and the independent members of the Company’s board of directors received a net compensation of US$140 and US$172 respectively, and the rest of the directors received a net compensation of US$54 in both years. During the twelve-months period ended December 31, 2025, and 2024, the chairman and the independent members of the Company’s board of directors received a net compensation of US$331 and US$414 respectively, and the rest of the directors received a net compensation of US$119 and US$116, respectively.

During the twelve-months ended December 31, 2025 and 2024 the amount paid to the chairman and independent members includes an in-kind payment through the Company´s shares totaling US$829 and US$788, respectively.

During the three-months period ended December 31, 2025 and 2024, all the Company’s senior managers received aggregate compensation of short and long-term benefits of US$10,284 and US$9,221, respectively, these amounts were recognized in salaries and benefits in the condensed consolidated statement of operations. During the twelve-months period ended December 31, 2025, and 2024, all the Company’s senior managers received aggregate compensation of short and long-term benefits of US$23,357 and US$21,665, respectively, these amounts were recognized in salaries and benefits in the condensed consolidated statement of operations.

46

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Inventories

An analysis of inventories as of December 31, 2025, and 2024, is as follows:

	December 31, 2025		December 31, 2024
Spare parts and accessories of flight equipment	US$	16,726	US$	16,633

The inventory items are consumed during or used mainly in delivery of in-flight services and for maintenance services by the Company and are valued at the lower of cost or replacement value. The Company recognizes the necessary estimates for decreases in the value of its inventories due to impairment, obsolescence, slow movement and causes that indicate that the use or realization of the aircraft spare parts and flight equipment accessories that are part of the inventory will be less than recorded value. As of December 31, 2025, and 2024, the Company did not record any impairment loss in the value of its inventories.

During the three-months period ended December 31, 2025, and 2024, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was US$7,635 and US$6,493, respectively.

During the twelve-months period ended December 31, 2025, and 2024, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was US$27,363 and US$24,009, respectively.

Rotable spare parts, furniture and equipment, net

a) Acquisitions and disposals

For the twelve- months period ended December 31, 2025, and 2024, the Company acquired rotable spare parts, furniture, and equipment paid by an amount of US$291,592 and US$583,075, respectively.

Rotable spare parts, furniture and equipment by US$201,532 and US$159,993, were disposed for the twelve- months period ended December 31, 2025, and 2024, respectively. As of December 31, 2025, and 2024, these amounts included reimbursements of pre-delivery payments for aircraft acquisition of US$195,982 and US$159,993, respectively.

b) Depreciation expense

Depreciation expense for the three-months period ended December 31, 2025 and 2024 was US$50,078 and US$50,351, respectively. Depreciation expense for the twelve- months period ended December 31, 2025, and 2024 was US$196,202 and US$175,266, respectively. Depreciation charges for the period are recognized as a component of operating expenses in the condensed consolidated statements of operations.

As of December 31, 2025, and 2024, the Company did not record any impairment loss.

Intangible assets, net

a) Acquisitions

For the twelve-months period ended December 31, 2025, and 2024, the Company acquired intangible assets by an amount of US$24,283 and US$17,598, respectively.

47

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

b) Amortization expense

Software amortization expense for the three-months periods ended December 31, 2025 and 2024, was US$3,736 and US$1,945, respectively. Software amortization expense for the twelve- months period ended December 31, 2025, and 2024, was US$11,974 and US$7,849, respectively. These amounts were recorded as part of the depreciation and amortization in the condensed consolidated statements of operations.

Leases

As of December 31, 2025, the most significant leases are as follows:

Aircraft and engines represent the Company´s most significant lease agreements. As of December 31, 2025, the Company leases 151 aircraft (141 as of December 31, 2024) and 14 spare engines (18 as of December 31, 2024) that have maximum terms through 2037. The leases are generally guaranteed by either deposit in cash or letters of credit.

Composition of the fleet and spare engines leases (1):

Aircraft Type	Model	At December 31, 2025	At December 31, 2024
A319	132	-	1
A320	233	36	40
A320	232	3	4
A320neo	271N	64	53
A321	231	10	10
A321neo	271N	38	33
		151	141

Engine spare Type	Model	At December 31, 2025	At December 31, 2024
V2500	V2527M-A5	1	2
V2500	V2527E-A5	1	2
V2500	V2527-A5	2	4
PW1100	PW1127G-JM	5	9
PW1100	PW1133G-JM	5	1
		14	18

(1) Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Management evaluates extensions based on the market conditions at the time of renewal.

During the year ended December 31, 2023 P&W announced preventive accelerated inspections for the GTF engines. Consequently, the Company’s GTF engines are being reviewed to ensure compliance with these requirements.

As a result of these preventive accelerated inspections and in accordance with the business strategy, the Company has extended certain aircraft and engines lease agreements and has added new aircraft and engines to its fleet. All accounting effects of these aircraft and engines lease extensions and new incorporations have been assessed and presented into the Company's Financial Statements. Additionally, the compensation received from the manufacturer has been included in the Company's Consolidated Statement of Operations as of December 31, 2025.

During the three-months period ended December 31, 2025, the Company added five new leased aircraft to its fleet (three A320NEO and two A321NEO were acquired through sale and leaseback transactions under the Company’s existing Airbus purchase agreement).

Additionally, the Company extended the lease term of three A320CEO aircraft for an additional period of two years.

During the twelve-months period ended December 31, 2025, the Company added 16 new leased aircraft to its fleet (eight A320NEO and five A321NEO were acquired through sale and leaseback transactions under the Company’s existing Airbus purchase agreement, as well as three used A320NEO). All used aircraft were not subject to sale and leaseback transactions. Additionally, the Company extended the lease term of five A320CEO aircraft and one A321CEO aircraft for an additional period of up to four years.

48

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

During the year ended December 31, 2024, the Company added 14 leased aircraft to its fleet (two A320NEO and eight A321NEO were acquired through sale and leaseback transactions under the Company’s existing Airbus purchase agreement), as well as four used A320CEO. All the used aircraft were not subject to sale and leaseback transactions.

Additionally, the Company extended the lease term of nine A320CEO aircraft for an additional period of up to six years and one A319CEO aircraft for an additional period of up to 1.5 years.

During the year ended December 31, 2024, the Company also extended the lease term of two spare engines for an additional period of up to three years.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Aircraft leases		Spare engine leases		Land and building leases		Total
As of December 31, 2024	US$	2,397,755	US$	24,230	US$	47,595	US$	2,469,580
Additions		487,583		-		5,625		493,208
Extensions		44,083		-		-		44,083
Modifications		29,462		-		(223)		29,239
Disposals		(47,321)		(8,991)		(154)		(56,466)
Foreign currency conversion		-		-		51		51
Depreciation on right of use assets		(425,015)		(8,110)		(15,445)		(448,570)
As of December 31, 2025	US$	2,486,547	US$	7,129	US$	37,449	US$	2,531,125

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	December 31, 2025		December 31, 2024
As of January 1st,	US$	3,061,536	US$	2,891,442
Additions		463,516		470,859
Modifications		73,322		114,551
Disposals		(63,857)		(59,780)
Interest cost		247,828		231,661
Foreign exchange effect		2,055		(3,802)
Payments		(631,019)		(583,395)
Balances at the end of the reporting period	US$	3,153,381	US$	3,061,536
Current	US$	409,125	US$	391,158
Non-current	US$	2,744,256	US$	2,670,378

The following are the amounts recognized in profit or loss for the three-months periods ended December 31, 2025 and 2024:

	For the three-months period ended
	December 31, 2025		December 31, 2024
Depreciation of right-of-use assets	US$	116,796	US$	109,627
Interest expense on lease liabilities and aircraft and engine lease return obligation		68,725		74,749
Aircraft and engine variable lease expenses		57,659		51,937
Total amount recognized in profit or loss	US$	243,180	US$	236,313

49

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

The Company had total cash outflows for leases during the three- months period ended December 31, 2025, of US$165,144 (US$151,739 during the three- months period ended December 31, 2024).

The following are the amounts recognized in profit or loss for the twelve- months period ended December 31, 2025, and 2024:

	For the twelve-months period ended
	December 31, 2025		December 31, 2024
Depreciation of right-of-use assets	US$	448,570	US$	409,935
Interest expense on lease liabilities and aircraft and engine lease return obligation		266,008		250,530
Aircraft and engine variable lease expenses		196,082		135,155
Total amount recognized in profit or loss	US$	910,660	US$	795,620

The Company had total cash outflows for leases during the twelve- months period ended December 31, 2025, of US$631,019 (US$583,395 during the twelve- months period ended December 31, 2024).

i)	Return obligations

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized as a component of variable lease expenses and the provision is remeasured and included as part of other liabilities, through the remaining lease term.

The Company estimates provisions for airframe, engine overhauls, and limited- life parts based on assumptions such as projected airframe usage and expected maintenance cost.

For the three-months periods ended December 31, 2025 and 2024, the Company recorded redelivery expenses of US$57,659 and US$51,937, respectively.

For the twelve- months period ended December 31, 2025, and 2024, the Company recorded redelivery expenses of US$196,082 and US$135,155, respectively.

ii)	Aircraft and engines lease extensions

Certain lease agreements contain extension options, which the Company evaluates exercising once the lease period comes to its end, based on the market conditions at such moment. The lease liabilities corresponding to leases on which it was decided to extend are remeasured for the period negotiated between the Company and the lessor.

For the three-months ended December 31, 2025 due to the aircraft, engines and building leases extension agreements, the Company reassessed the right of use assets and lease liabilities, resulting in net increases of US$14,684.

For the twelve-months ended December 31, 2025, and 2024, due to the aircraft, engines and building leases extension agreements, the Company reassessed the right of use assets and lease liabilities, resulting in net increases of US$44,083 and US$86,678, respectively.

Equity

As of December 31, 2025, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

50

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	24,180	1,165,952,497	1,165,976,677
Series B shares (1)	-	-	-
	24,180	1,165,952,497	1,165,976,677
Treasury shares	-	(17,423,777)	(17,423,777)	(1)
	24,180	1,148,528,720	1,148,552,900

(1)	During the period three-months ended December 31, 2025, a total of 3,292,121 forfeited shares have been included as part of treasury shares.

As of December 31, 2024, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	24,180	1,165,952,497	1,165,976,677
Series B shares (1)	-	-	-
	24,180	1,165,952,497	1,165,976,677
Treasury shares	-	(16,295,299)	(16,295,299)	(1)
	24,180	1,149,657,198	1,149,681,378

(1)	During the year ended December 31, 2024, a total of 1,393,518 forfeited shares have been included as part of treasury shares.

On November 22, 2023, the holders of all of the 57,513,873 outstanding Series B shares of the Company concluded the conversion of all Series B Shares into 57,513,873 Series A Shares represented by Ordinary Participation Certificates in the form of the corresponding American Depositary Shares.

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholders’ resolution. The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends if the Company fails to comply with the payment terms thereunder. Only Series A shares from the Company are listed.

As of December 31, 2025, and 2024, the Company did not declare any dividends.

a) Earnings (loss) per share

Basic loss or earnings or per share (“LPS ” or “EPS”) amounts are calculated by dividing the for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted LPS or EPS or amounts are calculated by dividing the (loss) income attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares, if any), by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares (to the extent that their effect is dilutive).

The following table shows the calculations of the basic and diluted earnings per share for the three-month period ended December 31, 2025, and 2024:

51

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

	For the three-months period December 31,
		2025		2024
Net earnings for the period	US$	4,139	US$	45,592
Weighted average number of shares outstanding (in thousands):
Basic		1,148,704		1,150,123
Diluted		1,162,685		1,165,507
EPS
Basic	US$	0.004	US$	0.040
Diluted	US$	0.004	US$	0.039

The following table shows the calculations of the basic and diluted (loss) earnings per share for the twelve-month period ended December 31, 2025, and 2024:

	For the twelve-months period ended December 31,
		2025		2024
Net (loss) earnings for the year	US$	(104,318)	US$	126,375
Weighted average number of shares outstanding (in thousands):
Basic		1,149,208		1,150,743
Diluted		1,163,188		1,165,859
(LPS) EPS
Basic	US$	(0.091)	US$	0.110
Diluted	US$	(0.090)	US$	0.108

Income tax

The Company calculates the period income tax benefit (expense) using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax benefit in the unaudited condensed consolidated interim statement of operations are:

Unaudited condensed consolidated statement of operations

	For the three-months period ended December 31,
	2025		2024
Current income tax benefit (expense)	US$	30,518	US$	(40,575)
Deferred income tax (expense) benefit		(63,069)		45,895
Total income tax (expense) benefit	US$	(32,551)	US$	5,320

The Company’s effective tax rate during the three-months period ended December 31, 2025, and 2024 was 89% and 13%, respectively.

Unaudited condensed consolidated statement of operations

	For the twelve-months period ended December 31,
	2025		2024
Current year income tax expense	US$	(65,734)	US$	(104,184)
Deferred income tax benefit		79,664		47,870
Total income tax benefit (expense)	US$	13,930	US$	(56,314)

The Company’s effective tax rate during the twelve-months period ended December 31, 2025, and 2024 was 12% and 31%, respectively.

As of December 31, 2025, the Company had tax proceedings regarding uncertain tax positions by an approximately amount of US$88.6 million. These tax proceedings are associated to the deductibility of certain Company expenses during 2013, 2014 and 2015. The Company has initiated legal administrative procedures and has arguments to believe that it will not have any adverse effect. Nonetheless, until all stages in the procedures are exhausted for each proceeding, the Company cannot guarantee the attainment of a final favorable resolution.

52

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Commitments and contingencies

Aircraft related commitments and financing arrangements.

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in thousands of U.S. dollars
2026	US$	355,253
2027		593,684
2028		1,137,129
2029		1,367,682
2030 and thereafter		2,923,055
	US$	6,376,803

All aircraft acquired by the Company through the Airbus purchase agreement until December 31, 2025, have been executed through sale and leaseback transactions.

In addition, we have commitments to execute sale and leaseback over the next years. The estimated proceeds from these commitments are as follows:

Aircraft sale prices estimated in thousands of U.S. dollars

2026	US$	332,000

For future aircraft deliveries the Company will review the lease and financing structure applicable based on the current market conditions.

The future lease payments for these non-cancellable sale and leaseback contracts are as follows:

	Aircraft leases
	in thousands of U.S. dollars
2026	US$	15,876
2027		23,828
2028		23,828
2029		23,828
2030 and thereafter		198,574
	US$	285,934

Purchase of additional A320 New Engine Option (“NEO”) family aircraft

On December 28, 2017, the Company amended the agreement with Airbus, S.A.S. (“Airbus”) for the purchase of additional 80 A320NEO family aircraft to be delivered from 2022 to 2026, which was further amended in July 2020 to reschedule the deliveries between 2023 and 2028. Additionally, in November 2021 the Company entered into a new amendment to the referred agreement to purchase 39 additional A320 New Engine Option (“NEO”) Family Aircraft to be delivered between 2023 and 2029, in addition to the acquisition of these 39 aircraft, the Company exercised its rights under the purchase agreement with Airbus to convert 19 aircraft from A320NEO to A321NEO aircraft of its current order, all to support the Company’s targeted growth markets in Mexico, United States, Central America and South America

53

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

On October 10th, 2022, the Company executed an amendment to our existing Airbus purchase agreement for the purchase of 25 A321neo aircraft, all to be delivered in 2030.

On November 26th, 2024, the Company entered into an amendment agreement with Airbus to the existing purchase agreement to reschedule the deliveries for the 131 pending aircraft between 2025 and 2031.

Litigation

The Company is a party to legal proceedings and claims that arise during the ordinary course of business. Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of December 31, 2025, and 2024, these possible contingencies amount to a total of US$19.8 million (US1.8 million related to legal matters, US$3.3 million related to labor matters and US$14.7 million related to other contributions matters) and US$37.1 million (US$2.1 million related to legal matters, US$5.0 million related to labor matters and US$30.0 million related to other contributions matters), respectively.

Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	Three-months period ended December 31,
	2025		2024
Operating revenues:
Domestic (Mexico)	US$	491,542	US$	485,908
International:
United States of America		322,177		284,158
Central America and South America		68,054		64,854
Total operating revenues	US$	881,773	US$	834,920

	Twelve-months period ended December 31,
	2025		2024
Operating revenues:
Domestic (Mexico)	US$	1,799,057	US$	1,956,549
International:
United States of America		1,004,187		965,684
Central America and South America		234,272		219,643
Total operating revenues	US$	3,037,516	US$	3,141,876

Revenues are allocated by geographic segments based upon the origin of each flight. The Company does not have material non-current assets located in foreign countries.

Subsequent events

As of February 20, 2026, no relevant subsequent events have been identified that could have a significant impact on the condensed consolidated interim financial statements were identified.

54

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

V

9Volaris Reports Financial Results for the
Fourth Quarter 2025: EBITDAR Margin of 37.2%

Mexico City, Mexico, February 24, 2026 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, today reports its unaudited financial results for the fourth quarter and full year 20251.

Enrique Beltranena, President & Chief Executive Officer, said: “In 2025, Volaris once again demonstrated the resilience of our ultra-low-cost model and the strength of our market positioning. We responded swiftly to evolving geopolitical and industry dynamics, moderating capacity to protect profitability, controlling unit costs, and preserving affordability for our customers. By year-end, improving travel sentiment and the continued evolution of our low-cost, low-complexity product offering drove higher revenue per passenger and greater penetration of higher-yielding segments.

Looking ahead to 2026, we expect approximately 7% ASM growth, aligned with our disciplined capacity deployment strategy and strategically weighted towards the cross-border market. Importantly, this outlook is supported by a meaningful reduction in engine-related aircraft on ground — from 41 in January to 25 by year-end. While the pull-forward of maintenance activity and higher redelivery accruals will temporarily pressure unit costs early in the year, these proactive actions position us to restore fleet availability sooner, improve profitability as the year progresses, and narrow the EBITDAR-to-EBIT margin spread by approximately four percentage points. We are confident in the next phase of our growth as we continue refining our network and product, maintaining operational discipline, and delivering long-term shareholder value.”

Fourth Quarter 2025 Highlights

(All figures are reported in U.S. dollars and compared to 4Q 2024 unless otherwise noted)

■	Net income of $4 million. Earnings per American Depositary Share (ADS) of $4 cents.
■	Total operating revenues of $882 million, a 6% increase.
■	Total revenue per available seat mile (TRASM) stood at $9.35 cents, remaining effectively flat.
■	Available seat miles (ASMs) increased by 6% to 9.4 billion.
■	Total operating expenses of $782 million, compared with $718 million in the previous year.
■	Total operating expenses per available seat mile (CASM) increased 3% to $8.29 cents.
■	Average economic fuel cost increased 6% to $2.65 per gallon.
■	CASM ex fuel increased 1% to $5.76 cents.
■	EBITDAR remained essentially stable at $328 million.
■	EBITDAR margin was 37.2%, down by 2.4 percentage points.
■	Total cash, cash equivalents, and short-term investments totaled $774 million, representing 25% of the last twelve months’ total operating revenue.
■	Net debt-to-LTM EBITDAR[2] ratio of 3.1x, remaining unchanged when compared to the previous quarter.

[1]	The financial information, unless otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS).
[2]	Includes short-term investments.

55

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Full Year 2025 Highlights

(All figures are reported in U.S. dollars and compared to FY 2024 unless otherwise noted)

■	Net loss of $104 million. Loss per American Depositary Share (ADS) of $91 cents.
■	Total operating revenues of $3,038 million, a 3% decrease.
■	Total revenue per available seat mile (TRASM) decreased 9% to $8.41 cents.
■	Available seat miles (ASMs) increased 6% to 36.1 billion.
■	Total operating expenses of $2,903 million, compared with $2,729 million in the previous year.
■	Total operating expenses per available seat mile (CASM) remained essentially flat at $8.04 cents.
■	Average economic fuel cost decreased 6% to $2.59 per gallon.
■	CASM ex fuel increased 4% to $5.58 cents.
■	EBITDAR of $988 million, a 13% decrease.
■	EBITDAR margin was 32.5%, a decrease of 3.8 percentage points.

Fourth Quarter and Full Year 2025 Consolidated Financial and Operating Highlights

(All figures are reported in U.S. dollars and compared to 4Q 2024 and FY 2024 unless otherwise noted)

	Fourth Quarter			Full Year
Consolidated Financial Highlights	2025	2024	Var.	2025	2024	Var.
Total operating revenues (millions)	882	835	5.6%	3,038	3,142	(3.3%)
TRASM (cents)	9.35	9.35	0.0%	8.41	9.24	(9.0%)
ASMs (millions, scheduled & charter)	9,429	8,930	5.6%	36,118	33,990	6.3%
Load Factor (scheduled, RPMs/ASMs)	85.1%	87.3%	(2.2 pp)	84.3%	86.8%	(2.5 pp)
Passengers (thousands, scheduled & charter)	8,191	7,848	4.4%	30,995	29,473	5.2%
Fleet (at the end of the period)	155	143	12	155	143	12
Total operating expenses (millions)	782	718	8.9%	2,903	2,729	6.4%
CASM (cents)	8.29	8.04	3.2%	8.04	8.03	0.1%
CASM ex fuel (cents)	5.76	5.68	1.4%	5.58	5.40	3.5%
Adjusted CASM ex fuel (cents)[3]	5.26	5.25	0.1%	5.12	5.09	0.5%
Operating income (EBIT) (millions)	100	117	(14.5%)	135	413	(67.3%)
% EBIT Margin	11.3%	14.0%	(2.7 pp)	4.4%	13.2%	(8.7 pp)
Net income (loss) (millions)	4	46	(91.3%)	(104)	126	N/A
% Net income (loss) Margin	0.5%	5.5%	(5.0 pp)	(3.4%)	4.0%	(7.5 pp)
EBITDAR (millions)	328	331	(0.9%)	988	1,141	(13.4%)
% EBITDAR Margin	37.2%	39.6%	(2.4 pp)	32.5%	36.3%	(3.8 pp)
Net debt-to-LTM EBITDAR[4]	3.1x	2.6x	0.5x	3.1x	2.6x	0.5x

Note: Figures are rounded for convenience purposes. Further detail found in financial and operating indicators.

[3] Excludes fuel expense, aircraft and engine variable lease expenses and sale and leaseback gains.

[4] Includes short-term investments.

56

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Reconciliation of CASM to Adjusted CASM ex fuel:

	Fourth Quarter			Full Year
Reconciliation of CASM	2025	2024	Var.	2025	2025	Var.
CASM (cents)	8.29	8.04	3.2%	8.04	8.03	0.1%
Fuel expense	(2.53)	(2.36)	7.1%	(2.46)	(2.63)	(6.4%)
CASM ex fuel	5.76	5.68	1.4%	5.58	5.40	3.5%
Aircraft and engine variable lease expenses[5]	(0.61)	(0.58)	5.1%	(0.54)	(0.40)	36.5%
Sale and lease back gains	0.11	0.15	(27.6%)	0.08	0.09	(14.3%)
Adjusted CASM ex fuel	5.26	5.25	0.1%	5.12	5.09	0.5%

Note: Figures are rounded for convenience purposes. Further detail found in financial and operating indicators.
[5] Aircraft redeliveries.

Fourth Quarter 2025

(All figures are reported in U.S. dollars and compared to 4Q 2024 unless otherwise noted)

Total operating revenues for the quarter amounted to $882 million, up by 5.6%.

Total capacity, in terms of available seat miles (ASMs), was 9.4 billion, representing a 5.6% increase.

Booked passengers totaled 8.2 million, a 4.4% increase. Mexican domestic booked passengers increased 2.9%, while international booked passengers increased 8.4%.

TRASM remained effectively flat at $9.35 cents, mainly driven by a 6.1% increase in total ancillary revenue per passenger, which stood at $60.

The average base fare per passenger stood at $47, a 4.4% decrease. Total operating revenue per passenger totaled $108, increasing 1.2%. During the quarter, ancillary revenues represented 55.9% of total operating revenues.

The load factor for the quarter reached 85.1%, representing a 2.2 percentage point decrease.

Total operating expenses were $782 million, compared with $718 million in the previous year.

CASM totaled $8.29 cents, up 3.2%.

The average economic fuel cost increased 5.5% to $2.65 per gallon.

CASM ex fuel increased 1.4% to $5.76 cents, reflecting strong cost control despite flying fewer ASMs than planned during the quarter, and the impact of a stronger Mexican peso.

57

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Comprehensive financing result represented an expense of $63 million, compared to a $76 million expense in the same period of 2024.

Income tax expense was $33 million, compared with a $5 million benefit registered in the fourth quarter of 2024.

Net income in the quarter was $4 million, with earnings per ADS of $4 cents.

EBITDAR for the quarter remained stable compared to the previous year, reaching $328 million. EBITDAR margin stood at 37.2%, down 2.4 percentage points.

Cash Flow

For the fourth quarter, net cash flow provided by operating and investing activities was $252 million and $2 million respectively. Net cash flow used in financing activities was $280 million.

Full Year 2025

(All figures are reported in U.S. dollars and compared to FY 2024 unless otherwise noted)

Total operating revenues for the year amounted to $3,038 million, a 3.3% decrease.

Total capacity, in terms of available seat miles (ASMs), was 36.1 billion, representing a 6.3% increase.

Booked passengers totaled 31.0 million, a 5.2% increase. Mexican domestic booked passengers increased 5.0%, while international booked passengers increased 5.5%.

TRASM decreased 9.0% at $8.41 cents, reflecting a lower average base fare and the impact of a 5.0% depreciation of the Mexican peso. Total operating revenue per passenger stood at $98, decreasing 8.1%.

The average base fare per passenger stood at $42, an 18.4% decrease. The total ancillary revenue per passenger was $56, reflecting a 1.6% increase. Ancillary revenues accounted for 57.1% of total operating revenues.

The load factor reached 84.3%, representing a 2.5 percentage point decrease.

Total operating expenses were $2,903 million, compared with $2,729 million in the previous year.

CASM totaled $8.04 cents, remaining essentially flat compared to 2024.

The average economic fuel cost decreased 6.0% to $2.59 per gallon.

CASM ex fuel increased 3.5% to $5.58 cents, despite flying fewer ASMs than initially planned throughout the year.

58

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Comprehensive financing result represented an expense of $253 million, compared to a $231 million expense posted in 2024.

The Company recorded an income tax benefit of $14 million, compared with a $56 million expense registered in 2024.

For the full year 2025, Volaris reported a net loss of $104 million, with a loss per ADS of $91 cents.

Volaris registered an EBITDAR of $988 million, a 13.4% decline compared to 2024. EBITDAR margin was 32.5%, down 3.8 percentage points.

Balance Sheet, Liquidity, and Capital Allocation

As of December 31, 2025, cash, cash equivalents and short-term investments were $774 million, representing 25.5% of the last twelve months' total operating revenue.

Net cash flow provided by operating activities was $750 million. Net cash flow used in investing and financing activities was $89 million and $819 million, respectively.

The financial debt amounted to $703 million, reflecting a 13.2% decrease, compared to the end of 2024, while total lease liabilities stood at $3,153 million, an increase of 3.0%.

Net debt-to-LTM EBITDAR6 ratio stood at 3.1x, consistent with the previous quarter, and compared to 2.6x at the end of 2024.

The average exchange rate for the year was Ps.19.22 per U.S. dollar, reflecting a 5.0% depreciation of the Mexican peso. At the end of the year, the exchange rate stood at Ps.17.97 per U.S. dollar, compared to Ps. 20.27 per U.S. dollar at the end of the of 2024, reflecting a 11.4% appreciation of the Mexican peso.

6 Includes short-term investments.

59

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

2026 Guidance

For the full year 2026, the Company expects:

	2026	2025 (1)
Full Year 2026 Guidance
ASM growth (YoY)	~7%	6.3%
EBITDAR margin	~33%	32.5%
CAPEX (2)	~$350 million	$251 million
Average USD/MXN rate	~Ps. 17.70	Ps. 19.22
Average U.S. Gulf Coast jet fuel price	$2.10 to $2.20	$2.12

(1) For convenience purposes, actual reported figures for 2025 are included.

(2) CAPEX net of financed fleet predelivery payments.

For the first quarter of 2026, the Company expects:

	1Q’26	1Q’25 (3)
1Q’26 Guidance
ASM growth (YoY)	~3%	6.3%
TRASM	~$8.50 cents	$7.76 cents
CASM ex fuel	~$6.00 cents	$5.40 cents
EBITDAR margin	~25%	29.9%
Average USD/MXN rate	~Ps. 17.50	Ps. 20.42
Average U.S. Gulf Coast jet fuel price	~$2.20	$2.22

(3) For convenience purposes, actual reported figures for 1Q'25 are included.

The full year and first quarter 2026 outlooks presented above include the compensation that Volaris expects to receive for the projected grounded aircraft resulting from the GTF engine inspections, in accordance with the Company’s agreement with Pratt & Whitney.

The Company's outlook is subject to unforeseen disruptions, macroeconomic factors, or other negative impacts that may affect its business and is based on several assumptions, including the foregoing, which are subject to change and may be outside the control of the Company and its management. The Company's expectations may change if actual results vary from these assumptions. There can be no assurances that Volaris will achieve these results.

60

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Fleet

During the fourth quarter, Volaris retired its last A319ceo aircraft and one A320ceo aircraft. The Company added three A320neo’s, and two A321neo’s to its fleet, bringing the total number of aircraft to 155. At the end of the year, Volaris’ fleet had an average age of 6.6 years and an average seating capacity of 199 passengers per aircraft. Of the total fleet, 66% of the aircraft are New Engine Option (NEO) models.

	Fourth Quarter			Third Quarter
Total Fleet	2025	2024	Var.	2025	Var.
CEO
A319	0	3	(3)	1	(1)
A320	43	44	(1)	44	(1)
A321	10	10	-	10	-
NEO
A320	64	53	11	61	3
A321	38	33	5	36	2
Total aircraft at the end of the period	155	143	12	152	3

Proposed Airline Group Formation

In December 2025, Volaris announced the proposed formation of a new Mexican airline group with Viva, aimed at expanding access to affordable air travel across the region and strengthening the Mexican aviation industry. The airline group would enable two ultra-low-cost operators with complementary networks and shared customer value propositions to broaden access to point-to-point travel solutions, while retaining their independent operating certificates and brands, preserving existing passenger options. Closing is expected in 2026, subject to customary regulatory approvals and closing conditions. For more information, please visit www.anunciovivayvolaris.com.

61

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Investors are urged to carefully read the Company’s periodic reports filed with or provided to the Securities and Exchange Commission, for additional information regarding the Company.

Investor Relations Contact

Liliana Juárez / ir@volaris.com

Media Contact

Ricardo Flores / rflores@gcya.net

Conference Call Details

Date:	Wednesday, February 25, 2026
Time:	9:00 a.m. Mexico City / 10:00 a.m. New York (USA) (ET)
Webcast link:	Volaris Webcast (View the live webcast)
Dial-in & Live Q&A link:

Volaris Dial-in and Live Q&A

1.     Click on the call link and complete the online registration form.

2.     Upon registering you will receive the dial-in info and a unique PIN to join the call, as well as an email confirmation with the details.

3.     Select a method for joining the call:

i.   Dial-In: A dial-in number and unique PIN are displayed to connect directly from your phone.

ii.   Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system.

62

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 254 and its fleet from 4 to 155 aircraft. Volaris offers more than 450 daily flight segments on routes that connect 46 cities in Mexico and 30 cities in the United States, Central and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.

Forward-Looking Statements

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which represent the Company's expectations, beliefs, or projections concerning future events and financial trends affecting the financial condition of our business. When used in this release, the words "expects," “intends,” "estimates," “predicts,” "plans," "anticipates," "indicates," "believes," "forecast," "guidance," “potential,” "outlook," "may," “continue,” "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements describing the Company's objectives, plans or goals, or actions the Company may take in the future are forward-looking. Forward-looking statements include, without limitation, statements regarding the Company's outlook, the expectation of receiving certain compensation in connection with the GTF engine removals, and the anticipated execution of its business plan and focus on its 2025 priorities. Forward-looking statements should not be read as a guarantee or assurance of future performance or results. They will not necessarily be accurate indications of the times at or by which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time concerning future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to several factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry, the Company's ability to keep costs low; changes in fuel costs, the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenue; and government regulation. The Company's U.S. Securities and Exchange Commission filings contain additional information concerning these and other factors. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this release. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Supplemental Information on Non-IFRS Measures

We evaluate our financial performance by using various financial measures that are not performance measures under International Financial Reporting Standards (“non-IFRS measures”). These non-IFRS measures include CASM, CASM ex fuel, Adjusted CASM ex fuel, EBITDAR, Net debt-to-LTM EBITDAR, Total cash, cash equivalents and short-term investments. We define CASM as total operating expenses by available seat mile. We define CASM ex fuel as total operating expenses by available seat mile, excluding fuel expense. We define Adjusted CASM ex fuel as total operating expenses by available seat mile, excluding fuel expense, aircraft and engine variable lease expenses and sale and lease back gains. We define EBITDAR as earnings before interest, income tax, depreciation and amortization, depreciation of right of use assets and aircraft and engine variable lease expenses. We define Net debt-to-LTM EBITDAR as Net debt divided by LTM EBITDAR. We define Total cash, cash equivalents and short-term investments as the sum of cash, cash equivalents and short-term investments.

These non-IFRS measures are provided as supplemental information to the financial information presented in this release that is calculated and presented in accordance with International Financial Reporting Standards (“IFRS”) because we believe that they, in conjunction with the IFRS financial information, provide useful information to management’s, analysts and investors overall understanding of our operating performance.

Because non-IFRS measures are not calculated in accordance with IFRS, they should not be considered superior to and are not intended to be considered in isolation or as a substitute for the related IFRS measures presented in this release and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in the method of calculation and the items being adjusted.

We encourage investors to review our financial statements and other filings with the Securities and Exchange Commission in their entirety for additional information regarding the Company and not to rely on any single financial measure.

63

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (U.S. dollars, except otherwise indicated)	Three months ended December 31, 2025	Three months ended December 31, 2024	Variance
Total operating revenues (millions)	882	835	5.6%
Total operating expenses (millions)	782	718	8.9%
EBIT (millions)	100	117	(14.5%)
EBIT margin	11.3%	14.0%	(2.7 pp)
Depreciation and amortization (millions)	170	162	4.9%
Aircraft and engine variable lease expenses (millions)	58	52	11.5%
Net income (millions)	4	46	(91.3%)
Net income margin	0.5%	5.5%	(5.0 pp)
Earnings per share (1):
Basic	0.00	0.04	(90.9%)
Diluted	0.00	0.04	(90.9%)
Earnings per ADS *:
Basic	0.04	0.40	(90.9%)
Diluted	0.04	0.39	(90.9%)
Weighted average shares outstanding:
Basic	1,148,703,510	1,150,123,382	(0.1%)
Diluted	1,162,684,556	1,165,507,122	(0.2%)
Financial Indicators
Total operating revenue per ASM (TRASM) (cents) (2)	9.35	9.35	0.0%
Average base fare per passenger	47	50	(4.4%)
Total ancillary revenue per passenger (3)	60	57	6.1%
Total operating revenue per passenger	108	106	1.2%
Operating expenses per ASM (CASM) (cents) (2)	8.29	8.04	3.2%
CASM ex fuel (cents) (2)	5.76	5.68	1.4%
Adjusted CASM ex fuel (cents) (2) (4)	5.26	5.25	0.1%
Operating Indicators
Available seat miles (ASMs) (millions) (2)	9,429	8,930	5.6%
Domestic	5,307	5,193	2.2%
International	4,122	3,737	10.3%
Revenue passenger miles (RPMs) (millions) (2)	8,019	7,796	2.9%
Domestic	4,764	4,762	0.0%
International	3,256	3,034	7.3%
Load factor (5)	85.1%	87.3%	(2.2 pp)
Domestic	89.8%	91.7%	(1.9 pp)
International	79.0%	81.2%	(2.2 pp)
Booked passengers (thousands) (2)	8,191	7,848	4.4%
Domestic	5,911	5,745	2.9%
International	2,280	2,103	8.4%
Departures (2)	49,465	45,566	8.6%
Block hours (2)	125,867	118,050	6.6%
Aircraft at end of period	155	143	12
Average daily aircraft utilization (block hours)	12.36	13.13	(5.9%)
Fuel gallons accrued (millions)	89.62	83.39	7.5%
Average economic fuel cost per gallon (6)	2.65	2.51	5.5%
Average exchange rate	18.31	20.07	(8.7%)
Exchange rate at the end of the period	17.97	20.27	(11.4%)
*Each ADS represents ten CPOs and each CPO represents a financial interest in one Series A share
(1) The basic and diluted loss or earnings per share are calculated in accordance with IAS 33. Basic loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding (excluding treasury shares). Diluted loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding adjusted for dilutive effects.	(2) Includes scheduled and charter.
(3) Includes “Other passenger revenues” and “Non-passenger revenues”.
(4) Excludes fuel expense, aircraft and engine variable lease expenses and sale and lease-back gains.
(5) Includes scheduled.
(6) Excludes Non-creditable VAT.

64

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (U.S. dollars, except otherwise indicated)	Twelve months ended December 31, 2025	Twelve months ended December 31, 2024	Variance
Total operating revenues (millions)	3,038	3,142	(3.3%)
Total operating expenses (millions)	2,903	2,729	6.4%
EBIT (millions)	135	413	(67.3%)
EBIT margin	4.4%	13.2%	(8.7 pp)
Depreciation and amortization (millions)	657	593	10.8%
Aircraft and engine variable lease expenses (millions)	196	135	45.2%
Net (loss) income (millions)	(104)	126	N/A
Net (loss) income margin	(3.4%)	4.0%	(7.5 pp)
(Loss) earnings per share (1):
Basic	(0.09)	0.11	N/A
Diluted	(0.09)	0.11	N/A
(Loss) earnings per ADS *:
Basic	(0.91)	1.10	N/A
Diluted	(0.90)	1.08	N/A
Weighted average shares outstanding:
Basic	1,149,207,934	1,150,743,230	(0.1%)
Diluted	1,163,188,182	1,165,858,647	(0.2%)
Financial Indicators
Total operating revenue per ASM (TRASM) (cents) (2)	8.41	9.24	(9.0%)
Average base fare per passenger	42	51	(18.4%)
Total ancillary revenue per passenger (3)	56	55	1.6%
Total operating revenue per passenger	98	107	(8.1%)
Operating expenses per ASM (CASM) (cents) (2)	8.04	8.03	0.1%
CASM ex fuel (cents) (2)	5.58	5.40	3.5%
Adjusted CASM ex fuel (cents) (2) (4)	5.12	5.09	0.5%
Operating Indicators
Available seat miles (ASMs) (millions) (2)	36,118	33,990	6.3%
Domestic	20,927	20,030	4.5%
International	15,191	13,960	8.8%
Revenue passenger miles (RPMs) (millions) (2)	30,453	29,505	3.2%
Domestic	18,617	18,161	2.5%
International	11,836	11,344	4.3%
Load factor (5)	84.3%	86.8%	(2.5 pp)
Domestic	89.0%	90.7%	(1.7 pp)
International	77.9%	81.3%	(3.3 pp)
Booked passengers (thousands) (2)	30,995	29,473	5.2%
Domestic	22,799	21,705	5.0%
International	8,195	7,768	5.5%
Departures (2)	188,848	173,209	9.0%
Block hours (2)	481,472	451,822	6.6%
Aircraft at end of period	155	143	12
Average daily aircraft utilization (block hours)	12.76	13.03	(2.1%)
Fuel gallons accrued (millions)	339.96	322.70	5.3%
Average economic fuel cost per gallon (6)	2.59	2.75	(6.0%)
Average exchange rate	19.22	18.30	5.0%
Exchange rate at the end of the year	17.97	20.27	(11.4%)
*Each ADS represents ten CPOs and each CPO represents a financial interest in one Series A share
(1) The basic and diluted loss or earnings per share are calculated in accordance with IAS 33. Basic loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding (excluding treasury shares). Diluted loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding adjusted for dilutive effects.	(2) Includes scheduled and charter.
(3) Includes “Other passenger revenues” and “Non-passenger revenues”.
(4) Excludes fuel expense, aircraft and engine variable lease expenses and sale and lease-back gains.
(5) Includes scheduled.
(6) Excludes Non-creditable VAT.

65

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of U.S. dollars)	Three months ended December 31, 2025	Three months ended December 31, 2024	Variance
Operating revenues:
Passenger revenues	838	803	4.4%
Fare revenues	389	390	(0.3%)
Other passenger revenues	449	413	8.7%

Non-passenger revenues	44	32	37.5%
Cargo	6	5	20.0%
Other non-passenger revenues	38	27	40.7%

Total operating revenues	882	835	5.6%

Other operating income	(59)	(64)	(7.8%)
Fuel expense	239	211	13.3%
Aircraft and engine variable lease expenses	58	52	11.5%
Salaries and benefits	119	112	6.3%
Landing, take-off and navigation expenses	150	127	18.1%
Sales, marketing and distribution expenses	41	36	13.9%
Maintenance expenses	35	28	25.0%
Depreciation and amortization	53	52	1.9%
Depreciation of right of use assets	117	110	6.4%
Other operating expenses	29	54	(46.3%)
Total operating expenses	782	718	8.9%

Operating income	100	117	(14.5%)

Finance income	13	13	0.0%
Finance cost	(82)	(86)	(4.7%)
Exchange gain (loss), net	6	(3)	N/A
Comprehensive financing result	(63)	(76)	(17.1%)

Income before income tax	37	41	(9.8%)
Income tax (expense) benefit	(33)	5	N/A
Net income	4	46	(91.3%)

66

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

(In millions of U.S. dollars)	Twelve months ended December 31, 2025 (Unaudited)	Twelve months ended December 31, 2024 (Audited)	Variance
Operating revenues:
Passenger revenues	2,883	3,010	(4.2%)
Fare revenues	1,302	1,517	(14.2%)
Other passenger revenues	1,581	1,493	5.9%

Non-passenger revenues	155	132	17.4%
Cargo	21	21	0.0%
Other non-passenger revenues	134	111	20.7%

Total operating revenues	3,038	3,142	(3.3%)

Other operating income	(222)	(206)	7.8%
Fuel expense	886	894	(0.9%)
Aircraft and engine variable lease expenses	196	135	45.2%
Salaries and benefits	451	411	9.7%
Landing, take-off and navigation expenses	544	493	10.3%
Sales, marketing and distribution expenses	144	169	(14.8%)
Maintenance expenses	130	100	30.0%
Depreciation and amortization	208	183	13.7%
Depreciation of right of use assets	449	410	9.5%
Other operating expenses	117	140	(16.4%)
Total operating expenses	2,903	2,729	6.4%

Operating income	135	413	(67.3%)

Finance income	48	49	(2.0%)
Finance cost	(314)	(294)	6.8%
Exchange gain, net	13	14	(7.1%)
Comprehensive financing result	(253)	(231)	9.5%

(Loss) income before income tax	(118)	182	N/A
Income tax benefit (expense)	14	(56)	N/A
Net (loss) income	(104)	126	N/A

67

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of Total Ancillary Revenue per Passenger

The following table provides additional details about the components of total ancillary revenue for the quarter:

Unaudited (In millions of U.S. dollars)	Three months ended December 31, 2025	Three months ended December 31, 2024	Variance

Other passenger revenues	449	413	8.7%
Non-passenger revenues	44	32	37.5%
Total ancillary revenues	493	445	10.8%

Booked passengers (thousands) (1)	8,191	7,848	4.4%

Total ancillary revenue per passenger	60	57	6.1%

(1) Includes scheduled and charter.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of Total Ancillary Revenue per Passenger

The following table shows additional details about the components of total ancillary revenue for the full year:

(In millions of U.S. dollars)	Twelve months ended December 31, 2025 (Unaudited)	Twelve months ended December 31, 2024 (Audited)	Variance

Other passenger revenues	1,581	1,493	5.9%
Non-passenger revenues	155	132	17.4%
Total ancillary revenues	1,736	1,625	6.8%

Booked passengers (thousands) (1)	30,995	29,473	5.2%

Total ancillary revenue per passenger	56	55	1.6%

(1) Includes scheduled and charter.

68

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(In millions of U.S. dollars)	As of December 31, 2025 (Unaudited)	As of December 31, 2024 (Audited)
Assets
Cash and cash equivalents	754	908
Short-term investments	20	46
Total cash, cash equivalents, and short-term investments (1)	774	954
Accounts receivable, net	262	139
Inventories	17	17
Guarantee deposits	278	227
Derivative financial instruments	-	-
Prepaid expenses and other current assets	63	45
Total current assets	1,394	1,382
Right of use assets	2,531	2,470
Rotable spare parts, furniture and equipment, net	948	1,070
Intangible assets, net	38	26
Derivatives financial instruments	-	-
Deferred income taxes	360	286
Guarantee deposits	341	426
Other long-term assets	25	43
Total non-current assets	4,243	4,321
Total assets	5,637	5,703
Liabilities and equity
Unearned transportation revenue	361	343
Accounts payable	192	164
Accrued liabilities	269	222
Other taxes and fees payable	269	274
Income taxes payable	12	29
Financial debt	262	284
Lease liabilities	409	391
Other liabilities	143	63
Total short-term liabilities	1,917	1,770
Financial debt	441	526
Accrued liabilities	7	8
Employee benefits	15	13
Deferred income taxes	12	18
Lease liabilities	2,744	2,670
Other liabilities	238	333
Total long-term liabilities	3,457	3,568
Total liabilities	5,374	5,338
Equity
Capital stock	248	248
Treasury shares	(13)	(13)
Contributions for future capital increases	-	-
Legal reserve	17	17
Additional paid-in capital	283	283
Accumulated deficit	(126)	(22)
Accumulated other comprehensive loss	(146)	(148)
Total equity	263	365
Total liabilities and equity	5,637	5,703

(1) Unaudited non-GAAP measure.

69

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2025

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of U.S. dollars)	Three months ended December 31, 2025	Three months ended December 31, 2024

Net cash flow provided by operating activities	252	308
Net cash flow provided by (used in) investing activities	2	(85)
Net cash flow used in financing activities*	(280)	(98)
(Decrease) increase in cash and cash equivalents	(26)	125
Net foreign exchange differences	1	(1)
Cash and cash equivalents at beginning of period	779	784
Cash and cash equivalents at end of period	754	908
*Includes aircraft rental payments of $165 million and $152 million for the three months ended December 31, 2025, and 2024, respectively.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

(In millions of U.S. dollars)	Twelve months ended December 31, 2025 (Unaudited)	Twelve months ended December 31, 2024 (Audited)

Net cash flow provided by operating activities	750	1,090
Net cash flow used in investing activities	(89)	(472)
Net cash flow used in financing activities*	(819)	(472)
(Decrease) increase in cash and cash equivalents	(158)	146
Net foreign exchange differences	4	(12)
Cash and cash equivalents at beginning of year	908	774
Cash and cash equivalents at end of year	754	908
*Includes aircraft rental payments of $631 million and $583 million for the twelve months ended December 31, 2025, and 2024, respectively.

70